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Date 7 April 2006

RECEIVED
2006 APR 18 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Tel 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

06013351

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***Preliminary Results 2005***

Yours faithfully,

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

P N Horsman
Head of Investor Relations

Enc

Stock Exchange Release - Part 1
17 March 2006

Record results: Strong outlook

- **Operating profit (EEV basis) up 43% to £1,092m**
- **Improved non profit new business margins**
- **Operating profit (IFRS basis) up 5% to £647m**
- **Investment management profits up 41%**
- **17% growth in shareholder retained capital to £2,560m**
- **5.2% increase in final dividend**

NEWS

Group Chief Executive, Tim Breedon, said:

"2005 was another record year for Legal & General – record new business and record profits. We outperformed the UK market in terms of new business growth and, at the same time, we have improved margins across the board on non profit business.

Our purpose is to secure the best returns for our customers and our shareholders. In 2005, many of our customers have benefited from very strong investment returns. Today, reflecting our strong operational performance and positive outlook, we're also recommending a 5.2% increase in our final dividend.

Legal & General operates predominantly in the UK. It's a large market, a growing market and, as our results show, for us it's a good market.

Our key strength lies in the flexibility of our business model and our ability to embrace change. I am convinced that our business has strong foundations and very real opportunities for growth.

But there is no room for complacency. We will continually reappraise our business and the markets in which we operate to maximise shareholder value. So what we do well, we will do ever better and, in the process, improve the transparency of the value we create. We have the ability to continue outperforming the market in growth and in margin. I am convinced that we will do so."

Legal & General

Financial highlights	EEV basis		IFRS basis	
	2005	Change	2005	Change
Operating profit	£1,092m	43%	£647m	5%
Profit from continuing operations before tax	*£2,051m*	*65%*	*£1,383m*	*104%*
Life and pensions new business (PVNBP)	£7,494m	24%	N/A	N/A
Contribution from new life and pensions business	£331m	20%	N/A	N/A
Final dividend per share	3.63p	5.2%	3.63p	5.2%
Total dividend per share	5.28p	4.3%	5.28p	4.3%
Shareholder net worth/retained capital	£1,762m	13%	£2,560m	17%
Ordinary shareholders' equity	£6,970m	13%	£4,257m	16%
Net asset value per share	107p		65p	

Overview of results

In 2005, total operating profit on a European Embedded Value (EEV) basis grew by 43% to £1,092m. Within the UK, life and pensions profit grew 69% to £801m, with strong growth in new business volumes and increased margins in key product areas. The profits from our in-force business increased substantially, reflecting our growing book of business and favourable operational experience. The 2004 result was affected by additional reserving primarily for annuitant longevity.

On an International Financial Reporting Standards (IFRS) basis, shareholder retained capital grew to £2,560m, an increase of 17%. The release of profit and capital from non profit business exceeded the level of new business strain. We were able to make further reserve releases on our bulk purchase annuity book and benefited from strong investment returns.

Operating profit from international life and pensions business on an EEV basis was lower at £100m (2004: £113m), as improved results from Europe were more than offset by weaker results in the USA. Our US operation has had a difficult year in which it experienced both increased competition for new business and levels of mortality claims in excess of assumptions. However, in Europe we have had a vintage year, with excellent growth in sales and positive variances on our in-force business.

Our investment management business delivered record new institutional business of £17bn in 2005 and a significant increase in operating profit, rising 41% to £103m on an IFRS basis. The business benefited from growing scale, improved margins, better than assumed persistency for managed pensions fund business and an enviable cost to income ratio of 36%.

In general insurance, our scale has been reduced by the profitable sale of the Gresham business to Barclays. Operating profit from the continuing business was lower at £14m (2004: £32m). On the household account operating profit fell, due to higher bad weather claims in the first half and increased competition in the broker distribution channel in the second half. We are taking steps to ensure that the household insurance business can benefit further from our presence in the wider mortgage related markets.

Dividend

The Board has recommended a final dividend of 3.63 pence per share, an increase of 5.2%, bringing the total dividend for the year to 5.28 pence, an increase of 4.3%. While each dividend decision is clearly made by the Board in the light of prevailing market conditions, our capital and cash flow projections indicate that the growth rate in the final dividend is sustainable.

Distribution

2005 saw Legal & General invest in the development of a fund platform which will transform the way in which our customers can buy retail savings products. In doing so, we are able to take full advantage of not just the IFA market, but also our bank and building society relationships to provide fund choice to a much wider customer base. The introduction of our on-platform portfolio bond to Bradford & Bingley Group customers in 2005 has been followed by the launch of portfolio bonds to the IFA market early in 2006. In April we will also add our multi-manager pension product to the platform.

The breadth and flexibility of Legal & General's distribution capabilities underpin our new business success. Yesterday we announced another significant new partnership, with Connells – one of the UK's largest estate agency chains. In the IFA market we have grown from seventh largest provider less than three years ago to the third largest today. We also see further scope to expand our distribution through banks and building societies.

Outlook

In 2005 we retained our leading share of the protection market. The increase in the level of housing transactions seen at the end of 2005 is now leading to a recovery in protection volumes.

Pensions A-Day has been, and will remain, a significant positive influence on volumes of pensions transfer business and on restructuring of employer-related schemes. The reforms have created a much simpler tax regime for those people committed to saving for a secure future.

There was much that we could support in the recent proposals from the Pensions Commission to encourage a higher level of saving among people on more modest incomes. The Government's response to the Commission is expected in a White Paper to be issued in the Spring.

Recent retail product innovation also includes our newly launched property trust for retail savers and we will shortly launch further products for inheritance planning, a guaranteed equity bond and new annuity products.

The market for bulk purchase annuities is expected to grow considerably over the next few years. Legal & General has already established a strong position in this area, not just because of its financial strength, but because it possesses key skills and systems in pricing, underwriting and administration. In recent months, there has been press comment on possible new entrants into this market. While there is scope for substantial additional capacity in the market, the operational and reputational barriers to entry are significant.

In overseas markets, we expect further opportunities for our European businesses and a recovery in the level of new applications in the USA after a difficult year in 2005.

Our investment management business has made a good start to 2006 and we will continue to press ahead with initiatives to broaden further our product range and the geographic spread of the business.

There is growing confidence among consumers in those areas of financial services in which we excel. This confidence is driven by improving equity markets and growing levels of activity in the housing market. The UK remains a good market in which to operate and this is clearly demonstrated by new business trends in the early part of 2006.

Enquiries to:

Investors:

Andrew Palmer, Group Director (Finance)	020 7528 6286
Peter Horsman, Head of Investor Relations	020 7528 6362
Nicola Marshall, Investor Relations Manager	020 7528 6263

Media:

John Morgan, Media Relations Director	020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson	07973 611888

Notes:

- Issued share capital at 31 December 2005 was 6,507,421,932 shares of 2.5p each.
- A copy of this announcement can be found in the News and Results section of our shareholder web site at http://investor.legalandgeneral.com/releases.cfm
- A presentation to analysts and fund managers will take place at 09.30 GMT today at Temple Court, 11 Queen Victoria Street, London EC4N 4TP.
- There will be a live listen only teleconference link to the presentation. UK investors should dial 0845 245 3471 and overseas investors should dial +44 (0) 1452 542 300.
- The presentation slides will be available from 09.20 GMT at http://investor.legalandgeneral.com/results.cfm
- An audio-cast of the presentation will be available later today at http://investor.legalandgeneral.com/presentations.cfm

The European Union requires all listed companies to prepare their consolidated financial statements using standards issued by the International Accounting Standards Board with effect from 1 January 2005. The Group's statutory results have therefore been reported on an International Financial Reporting Standards basis rather than the previous Modified Statutory Solvency basis and prior year comparatives have been restated accordingly. The Group's directors continue to believe that the supplementary accounts prepared using European Embedded Value principles provide the most accurate and meaningful reflection of the Group's long term operations and their value to shareholders.

The following financial statements were approved by a sub-committee of the Board on 16 March 2006 and constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Group's financial statements for 2005 include the auditors' unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Financial Calendar 2006:

Ex-dividend date for 2005 final dividend	19 April
Record date for 2005 final dividend	21 April
First quarter new business results	26 April
Annual General Meeting	18 May
Payment of 2005 final dividend	22 May
Interim results and second quarter new business	27 July
Ex-dividend date for interim dividend	6 September
Record date for interim dividend	8 September
Payment date for interim dividend	2 October
Third quarter new business results	18 October

A Dividend Re-investment Plan is available to shareholders.

Forward-looking statements:
This document may contain certain forward-looking statements with respect to certain of Legal & General Group Plc's plans and its current goals and expectations relating to future financial condition, performance and results. By their nature forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Legal & General Group's control, including, among others, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition and the policies and actions of governmental and regulatory authorities, the timing impact and other uncertainties of future acquisition or combinations within relevant industries. As a result, Legal & General Group's actual future condition, performance and results may differ materially from the plans, goals and expectations set out in Legal & General Group's forward-looking statements. Legal & General Group Plc does not undertake to update forward-looking statements contained in this document or any other forward-looking statement it may make.

Table of contents

Business Review

Consolidated Income Statement

£m	EEV		IFRS	
	2005	2004 Restated	**2005**	2004 Restated
From continuing operations:				
- Life and pensions	**901**	587	**489**	477
- Investment management	**136**	108	**103**	73
- General insurance	**14**	32	**14**	32
- Other operational income	**41**	35	**41**	35
Total operating profit	**1,092**	762	**647**	617
Variation from longer term investment return	**870**	414	**139**	48
Effect of economic assumption changes	**8**	34	**N/A**	N/A
Shareholder retained capital movement	**N/A**	N/A	**516**	(20)
Property income attributable to minority interests	**81**	32	**81**	32
Profit from continuing operations before tax	**2,051**	1,242	**1,383**	677
Tax	**(563)**	(354)	**(371)**	(187)
Effect of UK tax changes	**(276)**	-	**N/A**	N/A
Profit from continuing operations after tax	**1,212**	888	**1,012**	490
Profit from discontinued operations	**13**	5	**13**	5
Profit from ordinary activities after tax	**1,225**	893	**1,025**	495
Profit attributable to minority interests	**(81)**	(32)	**(81)**	(32)
Profit attributable to equity holders of the company	**1,144**	861	**944**	463

Restatement of 2004 comparatives

The 2004 comparatives have been restated for the following items:

1. After the 2004 Full Year Results were restated under International Financial Reporting Standards, the interpretation of provisions within IAS 32, "Financial Instruments: Disclosure and Presentation", has required the £400m 5.875% undated subordinated notes to be classified as equity, rather than as a liability. The change in classification has resulted in an increase in reported profit after tax for 2004 of £12m, due to the corresponding reclassification of interest payments as distributions and an increase in total equity of £398m.
2. The adjustment of £49m to transfer Gresham discontinued expenses from other expenses to acquisition costs.
3. The Netherlands operating profit is affected by various mismatches between asset and liability valuations. An adjustment to partially smooth the investment return fluctuations has been made to the Netherlands operating profit. This reduces the 2004 operating profit by £11m and increases the variation from longer term investment return by the same amount.
4. The results of Retail investments and Institutional fund management have been combined to create a new segment called Investment management. The Retail investments operating profit of £4m in 2004 has been reclassified from Other operational income and included in Investment management.
5. There has been no impact on the financial statements of the Group's early adoption of the amendment to IAS 39 on the use of the fair value option.

Life and pensions – EEV basis

£m	UK		International		Total	
	2005	2004	**2005**	2004	**2005**	2004
Present value of new business premiums	**6,621**	5,255	**873**	802	**7,494**	6,057
Margin on new business	**4.6%**	4.6%	**2.9%**	4.4%	**4.4%**	4.6%
Contribution from new business (after cost of capital)	**306**	241	**25**	35	**331**	276
Contribution from in-force business						
- Expected return	**294**	273	**62**	49	**356**	322
- Experience variances	**89**	46	**0**	17	**89**	63
- Operating assumption changes	**(14)**	(221)	**(5)**	1	**(19)**	(220)
Development costs	**(20)**	-	**-**	-	**(20)**	-
Contribution from shareholder net worth	**146**	135	**18**	11	**164**	146
Operating profit	**801**	474	**100**	113	**901**	587

UK life and pensions

The strength and flexibility of our business model has enabled us to grow both new business volumes and market share. The 26% growth in the present value of new business premiums was matched by a 27% growth in new business contribution to £306m. In each product area of non profit business, margins increased. However, reflecting the changed sales mix, the margin on UK new business (expressed as the contribution from new business divided by the present value of new business premiums) was unchanged at 4.6%. The return on capital from new non profit business was 19% gross and 15% net of the cost of solvency capital (2004: 17% and 14% respectively).

The increase in the expected contribution from in-force business and the contribution from shareholder net worth reflect the unwinding at a slightly lower opening discount rate (7.5% against 7.7%) on higher opening values.

There was a net positive impact from experience variances and operating assumption changes. The experience variance benefited from positive persistency experience in protection business, which was partly offset by negative experience on mortgage endowments and with-profits bonds. There was a positive experience variance from mortality and morbidity and a small negative variance on expenses. Experience variances also continued to benefit from further releases of margins for prudence arising from improved data management in the transfer of deferred annuity liabilities. Further analysis is provided in notes 3.4 and 3.5 in the EEV section of these results.

In 2004, operating assumption changes included the impact of adopting revised annuitant mortality assumptions. For 2005, operating assumption changes include the impact of strengthening the provision for mortgage endowment mis-selling and planned expenditure on pensions simplification. In 2005, there was no net impact from mortality.

The development costs for 2005 primarily relate to the development of the Cofunds platform.

International life and pensions

Operating profit from international life and pensions business was lower at £100m (2004: £113m) as improved results from Europe were more than offset by weaker results in the USA.

In the Netherlands operating profit was significantly higher at £43m (2004: £30m) and in France profits trebled to reach £33m. The combined contribution from new business grew by more than a third, driven largely by improved margins and increased volumes in France. Positive experience variances and assumptions changes reflected improvements in our modeling capability in the Netherlands and a reduction in required capital in France.

In the USA, the level of claims exceeded the assumed level in the first three quarters of the year and future mortality assumptions have been adjusted accordingly. The contribution from new business for 2005 reflected significantly lower volumes. It has also been calculated assuming no external financing for Triple X reserves on 2005 new business.

A securitisation transaction to finance such reserves on 2003 and 2004 new business was implemented successfully in the final quarter of 2004. We anticipate that further financing will be arranged in 2006.

Life and pensions – IFRS basis

£m	2005	2004
UK operating profit:		
With-profits business	**66**	67
Distribution from non profit business	**312**	287
Subordinated debt interest	**37**	37
	415	391
USA	**52**	58
Netherlands	**18**	28
France	**4**	0
Operating profit	**489**	477

UK life and pensions

Strong returns on the assets backing with-profits liabilities enabled policyholders' bonus rates to be either maintained or increased in 2005. Although bonus rates generally improved, there was a marginally lower profit contribution from with-profits business. Against this backdrop of strong investment markets, the Group has now decided to follow the general practice of time-barring future complaints from mortgage endowment customers.

The increased distribution in respect of non profit business has been calculated by reference to the formula agreed with our regulators and is limited to a smoothed investment return of 7% on the embedded value of the shareholder retained capital (SRC) and sub-fund and 5% of the embedded value of non profit business. That transfer is augmented by the interest in respect of the intra-group subordinated debt capital attributed to the SRC amounting to £37m. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income. Overall, the UK life and pensions operating profit before tax grew 6% to £415m (2004: £391m).

International life and pensions

The operating profit from our international life and pensions businesses was £74m (2004: £86m). The reduced profit from the USA reflects both adverse mortality experience and the adverse impact of lower sales on costs. The contribution from the Netherlands reduced as, under IFRS, all assets but not all liabilities are valued at fair value. As a result of this, further volatility in results can be expected. In France, we benefited from improved margins on a higher level of sales.

Investment management – IFRS basis

£m	2005	2004
Institutional new business	**17,134**	15,547
Profits:		Restated
Managed pension funds	**74**	51
Ventures	**4**	4
Property	**4**	3
Retail investments	**7**	4
Other external income	**5**	3
Other operational income	**9**	8
Operating profit	**103**	73
Cost/income ratio	**36%**	41%

The profit from our investment management business grew by 41% benefiting from further market growth, strong net inflows and increasing economies of scale. The operating profit of £103m includes £7m for retail investments (2004: £4m) previously reported within other operational income.

In a record year for new business, more than half of new funds have come from existing clients. We continue to expand our product range and the geographic spread of our business. The second half of 2005 saw the launch of both pooled and segregated liability driven investment products. Our strengths in defined contribution pension business were recognised at the 2005 Professional Pensions Awards where we won the DC Pension Provider of the Year award. Continued focus has led to a further improvement in the cost to income ratio.

Funds under management by Legal & General Investment Management grew to £204bn (31 December 2004: £162bn) of which £145bn was managed for external clients. The further broadening of our services and our core competencies in index tracking and active bond management have ensured that we have retained our position as the leading manager of UK pension fund assets.

These comments have focussed on the IFRS results since, increasingly, analysts are valuing this business on the basis of IFRS earnings. As in previous periods, our supplementary reporting also includes details of the results on an EEV basis which can be found in notes 3.2 and 3.8 of the EEV section of these results. These results reflect growth in new business volumes and improved margins on that business, the further growth in assets under management, better than assumed persistency and increased operational efficiency.

General insurance – IFRS basis

	2005		2004	
£m	**Operating profit**	**Underwriting result**	Operating profit	Underwriting result
Household	**7**	**(6)**	22	10
Other	**7**	**1**	10	5
Operating profit	**14**	**(5)**	32	15

Gross written premiums from continuing operations grew by 3% to £334m as improved volumes in household and healthcare business lines were partly offset by lower motor volumes.

The operating profit from continuing operations was significantly lower. This primarily reflected a reduced operating profit from the household account arising from higher bad weather claims in the first half and increased competition in the broker distribution channel in the second half of 2005. Elsewhere, improved results from accident, sickness and unemployment business were offset by increased motor losses and a smaller release of reserves from the mortgage indemnity book. The combined operating ratio was 101% (2004: 94%).

The previously announced sale of our 90% stake in Gresham Insurance Company Ltd to Barclays Bank PLC gave rise to a profit from discontinued operations of £13m after tax.

Other operational income – IFRS basis

£m	**2005**	2004 Restated
Shareholders' other income:		
Investment return on shareholders' equity	**127**	109
Interest expense	**(75)**	(57)
	52	52
Other operations	**(5)**	(4)
Unallocated corporate and development expenses	**(6)**	(13)
	41	35

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, the results of the Group's other operations and unallocated corporate expenses. Improved investment returns were offset by higher interest expense arising from increased levels of debt. The increase in the contribution to £41m reflects a lower level of unallocated corporate and development expenses.

Profit attributable to equity holders

£m	EEV		IFRS	
	2005	2004 Restated	2005	2004 Restated
Operating profit	**1,092**	762	**647**	617
Variation from longer term investment return	**870**	414	**139**	48
Effect of economic assumption changes	**8**	34	**N/A**	N/A
Shareholder retained capital movement	**N/A**	N/A	**516**	(20)
Property income attributable to minority interests	**81**	32	**81**	32
Profit from continuing operations	**2,051**	1,242	**1,383**	677
Tax	**(563)**	(354)	**(371)**	(187)
Effect of UK tax changes	**(276)**	-	**N/A**	N/A
Profit from continuing operations after tax	**1,212**	888	**1,012**	490
Profit from discontinued operations	**13**	5	**13**	5
Profit on ordinary activities after tax	**1,225**	893	**1,025**	495
Profit attributable to minority interests	**(81)**	(32)	**(81)**	(32)
Profit attributable to equity holders of the company	**1,144**	861	**944**	463

EEV basis

The Group's operating profit before tax grew by 43% to a record £1,092m. The profit from continuing operations before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2004, benefited from strong investment markets and rose by 65% to £2,051m. The investment return on the equity and property portfolio of the UK long term fund was 15.8% above the assumption for the period (2004: 6.8% above assumption).

IFRS basis

In aggregate, shareholder retained capital (SRC) increased by £516m pre-tax (2004: a reduction of £20m). This reflected the impact of improved investment returns and the significant increase in the net capital released from the growing book of non profit business, offset partly by the increased transfer to shareholders from non profit business. On a net of tax basis, the new business strain on higher volumes of non profit business of £466m was more than offset by the expected release of capital of £499m from the existing book of business and other reserve adjustments. Further analysis is provided in note 5.3 in the Capital and Cashflow section of these results.

Tax

The EEV result includes a one-off reduction of £276m in the embedded value of the UK long term fund. This is presented as a charge from the effect of UK tax changes. The Finance (No 2) Act 2005 included provisions which increase the tax payable by the non profit part of the fund from 2005 onwards.

Capital and financing

Legal & General remains one of the strongest companies in its sector. Our capital position underpins our ability to continue to grow new business volumes profitably.

The Group is required to measure and monitor its capital resources on a regulatory as well as an IFRS basis and to comply with the minimum capital requirements of regulators in each territory in which it operates. In general, the regulators require more prudent assumptions than IFRS. Legal & General's total capital resources are substantially in excess of both total regulatory capital and the minimum regulatory capital it is required to hold.

At Group level, the Insurance Groups Directive capital surplus was £2.4bn in excess of the required capital of £4.4bn.

The total capital resources available to Legal & General Assurance Society Limited, the Group's main UK operating subsidiary, amounted to £8.5bn at 31 December 2005 (£7.0bn at 31 December 2004), which included an implicit item of £540m (2004: £755m) in respect of non profit business, and exceeded the total capital requirement by £4.4bn (£4.0bn at 31 December 2004).

As at 31 December 2005, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £842m (31 December 2004: £864m). The required Risk Capital Margin (RCM) for the with-profits part of the fund, calculated by reassessing realistic assets and liabilities in financially stressed conditions, was £327m at 31 December 2005 (31 December 2004: £643m). The RCM has fallen significantly as a result of management actions taken during 2005 to reduce the with-profits part of the fund's exposure to financial risks. These actions include establishing a facility to make a charge for guarantees and undertaking improved asset matching by product and duration.

In June 2005 we issued €600m of 4% dated subordinated notes qualifying as lower tier 2 capital for regulatory purposes. The proceeds were swapped into sterling and will be used to repay part of our senior convertible bond which matures at the end of 2006, if not converted before then. In addition, in December 2005, we put in place a £1bn 5 year syndicated revolving credit facility. During 2005, the IFRS classification of the £400m undated subordinated notes (upper tier 2 regulatory capital), which we raised in March 2004, was changed from debt to equity. We have amended the terms of the notes since the year end so that they will revert to debt classification in the 2006 results.

The Group has also reviewed the arrangements for financing the capital required to write new individual protection business in the UK. Previously, much of this capital requirement had been financed through quota share reinsurance treaties under which a high proportion of the premium was paid to the reinsurer which also paid the same proportion of the claim. In return the reinsurer met a large part of the initial capital requirement. Following its review of these arrangements, the Group has put in place revised reinsurance treaties which separate mortality risk from financing. The revised arrangements have no impact on the IFRS results and, in 2005, have a marginally positive impact on the EEV results. In 2006, we expect to benefit from greater flexibility in our reinsurance programmes.

New Business

2.1 New business summary

	Notes	2005 Annual premium equivalent[1] £m	2005 PVNBP[2] £m	2005 Margin[3] %	2004 Annual premium equivalent £m	2004 PVNBP £m	2004 Margin %
UK life and pensions	2.2	**872**	**6,621**	**4.6**	722	5,255	4.6
International life and pensions	2.4	**107**	**873**	**2.9**	105	802	4.4
Total life and pensions		**979**	**7,494**	**4.4**	827	6,057	4.6
UK retail investments	2.7	**315**			179		
International retail investments	2.7	**2**			2		
Total retail investments		**317**			181		
		1,296			1,008		
Institutional fund management[4]	2.9	**17,134**			15,547		

2.2 Analysis of UK life and pensions new business by product

Year ended 31 December 2005	**APE £m**	**Contribution from new business[5] £m**	**PVNBP £m**	**Margin %**
Protection	**208**	**82**	**1,051**	**7.8**
Annuities	**154**	**177**	**1,539**	**11.5**
Investments				
Unit linked bonds	**208**	**49**	**2,082**	**2.3**
Pensions - Stakeholder and other non profit	**152**	**(18)**	**935**	**(1.9)**
With-profits	**150**	**16**	**1,014**	**1.6**
Total	**872**	**306**	**6,621**	**4.6**
Cost of capital		**8**		
NBVA before cost of capital		**314**		
Non profit return on capital (including solvency margin)		**15%**		

Year ended 31 December 2004				
Protection	219	71	1,016	7.0
Annuities	126	135	1,265	10.7
Investments				
Unit linked bonds	142	26	1,418	1.9
Pensions - Stakeholder and other non profit	82	(20)	465	(4.2)
With-profits	153	29	1,091	2.7
Total	722	241	5,255	4.6
Cost of capital		8		
NBVA before cost of capital		249		
Non profit return on capital (including solvency margin)		14%		

1. Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.
2. The present value of new business premiums (PVNBP) on the EEV basis is defined as the present value of annual premiums plus single premiums for any given period. It is calculated using the same assumptions as for the contribution from new business but determined as at the point of sale.
3. The new business margin is defined as the contribution from new business (including the cost of solvency capital) divided by the PVNBP.
4. New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd. Corporate pensions gross new business excludes £4.1bn (2004: £5.0bn) which were held through the year on a temporary basis, generally as part of portfolio reconstructions.
5. The contribution from new business is defined as the present value at point of sale of assumed profits from new business written in the period and then rolled forward to the end of the financial period using the risk discount rate applicable at the end of the reporting period.

2.3 Analysis of UK life and pensions PVNBP

	2005 Annual premiums £m	2005 Present value of annual premiums £m	2005 Capitalisation factor[1]	2005 Single premiums £m	2005 PVNBP £m	2004 PVNBP £m
Protection	**208**	**1,051**	**5.1**	**-**	**1,051**	1,016
Annuities	**-**	**-**	**-**	**1,539**	**1,539**	1,265
Investments						
Unit linked bonds	**-**	**-**	**-**	**2,082**	**2,082**	1,418
Pensions - Stakeholder and other non profit	**97**	**386**	**4.0**	**549**	**935**	465
With-profits	**77**	**285**	**3.7**	**729**	**1,014**	1,091
Total	**382**	**1,722**	**4.5**	**4,899**	**6,621**	5,255

2.4 Analysis of international life and pensions new business

Year ended 31 December 2005	APE £m	Contribution from new business £m	Cost of capital £m	PVNBP £m	Margin %
USA	**42**	**2**	**6**	**295**	**0.8**
Netherlands	**29**	**16**	**5**	**258**	**6.1**
France	**36**	**7**	**6**	**320**	**2.1**
Total	**107**	**25**	**17**	**873**	**2.9**
Year ended 31 December 2004					
USA	54	18	5	320	5.5
Netherlands	23	16	3	223	7.2
France	28	1	7	259	0.4
Total	105	35	15	802	4.4

2.5 Analysis of international life and pensions new business in local currency

Year ended 31 December 2005	APE m	Contribution from new business m	Cost of capital m	PVNBP m	Margin %
USA	**$75**	**$4**	**$10**	**$507**	**0.8**
Netherlands	**€42**	**€23**	**€7**	**€377**	**6.1**
France	**€57**	**€10**	**€8**	**€467**	**2.1**
Year ended 31 December 2004					
USA	$98	$34	$9	$615	5.5
Netherlands	€35	€23	€4	€314	7.2
France	€40	€1	€10	€365	0.4

2.6 Analysis of international life and pensions PVNBP

	2005 Annual premiums m	2005 Present value of annual premiums m	2005 Capitalisation factor	2005 Single premiums m	2005 PVNBP m	2004 PVNBP m
USA	**$75**	**$507**	**6.7**	**-**	**$507**	$615
Netherlands	**€19**	**€146**	**7.7**	**€231**	**$377**	€314
France	**€25**	**€189**	**7.7**	**€278**	**$467**	€365

1. The capitalisation factor is the present value of annual premiums divided by the amount of new annual premiums.

2.7 Analysis of retail investments new business

	2005 Annual premiums £m	2005 Single premiums £m	2005 APE £m	2004 Annual premiums £m	2004 Single premiums £m	2004 APE £m
UK	**15**	**2,999**	**315**	22	1,565	179
France	**-**	**25**	**2**	-	22	2
Total	**15**	**3,024**	**317**	22	1,587	181

2.8 Analysis of the distribution of UK life and pensions individual products

	2005 APE £m	2004 APE £m
Independent financial advisers	**667**	505
Tied	**327**	253
Direct	**31**	35
Total UK individual	**1,025**	793
Individual life and pensions	**710**	614
Retail investments	**315**	179
Total UK individual	**1,025**	793
Group life and pensions	**162**	108
Total UK	**1,187**	901

2.9 Analysis of institutional fund management new business

	2005 £m	2004 £m
Managed pension funds[1]		
Pooled funds	**14,778**	13,951
Segregated funds	**240**	1,228
Total managed funds	**15,018**	15,179
Other funds[2]	**2,116**	368
Total	**17,134**	15,547

2.10 Institutional fund management new business by investment approach

	2005 %	2004 %
Indexed equities	**50.6**	47.9
Indexed bonds (including indexed linked funds and cash)	**37.6**	34.8
Active bonds (including indexed linked funds and cash)	**10.6**	16.2
Property	**0.7**	0.6
Private equity	**0.3**	0.4
Active equities	**0.2**	0.1
Total	**100.0**	100.0

1. New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd. Corporate pensions gross new business excludes £4.1bn (2004: £5.0bn) which were held through the year on a temporary basis, generally as part of portfolio reconstructions.
2. Includes segregated property, property partnerships, ventures and institutional clients excluding institutional trusts.

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European Embedded Value

Consolidated income statement

Year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
From continuing operations			
Life and pensions	3.2/3.3	**901**	587
Investment management	3.8	**136**	108
General insurance	4.4	**14**	32
Other operational income	4.5	**41**	35
Operating profit		**1,092**	762
Variation from longer term investment return	3.6	**870**	414
Effect of economic assumption changes	3.2	**8**	34
Property income attributable to minority interests		**81**	32
Profit from continuing operations before tax attributable to equity holders		**2,051**	1,242
Tax	3.9	**(563)**	(354)
Effect of UK tax changes	3.10	**(276)**	-
Profit from continuing operations after tax		**1,212**	888
Profit from discontinued operations	4.9	**13**	5
Profit from ordinary activities after tax		**1,225**	893
Profit attributable to minority interests	4.17	**(81)**	(32)
Profit attributable to equity holders of the company		**1,144**	861
Earnings per share	3.11	**p**	p
Based on operating profit from continuing operations after tax		**12.02**	8.46
Based on profit attributable to ordinary equity holders		**17.42**	13.10
Diluted earnings per share	3.11		
Based on operating profit from continuing operations after tax		**11.74**	8.30
Based on profit attributable to ordinary equity holders		**16.89**	12.72

Consolidated balance sheet

As at 31 December 2005

	Notes	2005 £m	2004 Restated £m
Assets			
Investments		**186,413**	147,761
Long term in-force business asset		**2,738**	2,535
Other assets		**5,427**	5,088
Non-current assets held for sale		**-**	733
		194,578	156,117

	Notes	2005 £m	2004 Restated £m
Equity and liabilities			
Ordinary shareholders' equity	3.14	**6,970**	6,186
Subordinated borrowings designated as equity	4.16	**394**	394
Minority interests	4.17	**285**	214
Subordinated borrowings	4.16	**415**	-
Unallocated divisible surplus		**1,894**	1,559
Participating contract liabilities		**20,277**	18,817
Non-participating contract liabilities		**158,956**	124,193
Senior borrowings	4.16	**1,634**	1,446
Other creditors and provisions		**3,753**	2,674
Non-current liabilities held for sale		**-**	634
		194,578	156,117

Consolidated statement of recognised income and expense

Year ended 31 December 2005

	2005 £m	2004 Restated £m
Exchange differences on translation of overseas operations	**22**	(10)
Actuarial losses on defined benefit pension scheme	**(55)**	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**22**	17
Net expense recognised directly in equity	**(11)**	(36)
Profit from ordinary activities after tax	**1,225**	893
Total recognised income and expense for the year	**1,214**	857
Attributable to:		
Minority interests	**81**	32
Equity holders of the company	**1,133**	825

3.1 Restatement of 2004 comparatives

The 2004 comparatives have been restated for the following items:

1. After the 2004 Full Year Results were restated under International Financial Reporting Standards (IFRS), the interpretation of provisions within IAS 32, "Financial Instruments: Disclosure and Presentation", has required the £400m 5.875% undated subordinated notes to be classified as equity, rather than as a liability. The change in classification has resulted in an increase in reported profit after tax for 2004 of £12m, due to the corresponding reclassification of interest payments as distributions and an increase in total equity of £398m.
2. The results of Retail investments and Institutional fund management have been combined to create a new segment called Investment management. The Retail investments operating profit, which is prepared on an IFRS basis, of £4m in 2004 has been reclassified from Other operational income and included in Investment management.

3.2 Profit from continuing operations after tax from covered business

Year ended 31 December 2005	Notes	UK £m	International £m	Life and pensions Total £m	Investment management[1] £m	Total £m
Contribution from new business after cost of capital		**306**	**25**	**331**	**49**	**380**
Contribution from in-force business:						
- expected return		**294**	**62**	**356**	**21**	**377**
- experience variances	3.4	**89**	**-**	**89**	**25**	**114**
- operating assumption changes	3.5	**(14)**	**(5)**	**(19)**	**14**	**(5)**
Development costs		**(20)**	**-**	**(20)**	**(1)**	**(21)**
Contribution from shareholder net worth		**146**	**18**	**164**	**6**	**170**
Operating profit		**801**	**100**	**901**	**114**	**1,015**
Variation from longer term investment return		**653**	**53**	**706**	**35**	**741**
Effect of economic assumption changes		**3**	**5**	**8**	**-**	**8**
Profit from continuing operations before tax		**1,457**	**158**	**1,615**	**149**	**1,764**
Tax		**(421)**	**(51)**	**(472)**	**(45)**	**(517)**
Effect of UK tax changes		**(276)**	**-**	**(276)**	**-**	**(276)**
Profit from continuing operations after tax		**760**	**107**	**867**	**104**	**971**
Year ended 31 December 2004						
Contribution from new business after cost of capital		241	35	276	36	312
Contribution from in-force business:						
- expected return		273	49	322	18	340
- experience variances	3.4	46	17	63	15	78
- operating assumption changes	3.5	(221)	1	(220)	18	(202)
Development costs		-	-	-	(1)	(1)
Contribution from shareholder net worth		135	11	146	6	152
Operating profit		474	113	587	92	679
Variation from longer term investment return		363	3	366	11	377
Effect of economic assumption changes		15	19	34	-	34
Profit from continuing operations before tax		852	135	987	103	1,090
Tax		(238)	(46)	(284)	(31)	(315)
Profit from continuing operations after tax		614	89	703	72	775

1. For covered business, Investment management comprises managed pension funds and is included in the total Investment management result of £136m (2004: £108m) see note 3.8.

3.3 Life and pensions operating profit

	2005 £m	2004 £m
UK	**801**	474
USA	**24**	72
Netherlands	**43**	30
France	**33**	11
	901	587

3.4 Analysis of experience variances

Year ended 31 December 2005	UK £m	International £m	Life and pensions Total £m	Investment manage-ment £m	Total £m
Persistency	**2**	**2**	**4**	**15**	**19**
Mortality / Morbidity	**14**	**(7)**	**7**	**-**	**7**
Expenses	**(6)**	**1**	**(5)**	**2**	**(3)**
Other	**79**	**4**	**83**	**8**	**91**
	89	**-**	**89**	**25**	**114**

2005 UK other experience variances of £79m principally comprise the impact of the release of prudent margins as more data is loaded onto the new administration system for Bulk Purchase Annuity business (£73m).

2005 Investment management other experience variances of £8m include the effect of higher average fee rates than assumed.

Year ended 31 December 2004					
Persistency	(8)	(5)	(13)	10	(3)
Mortality / Morbidity	30	(5)	25	-	25
Expenses	3	2	5	2	7
Other	21	25	46	3	49
	46	17	63	15	78

2004 UK other experience variances of £21m include the impact of margin releases as a result of loading data onto the new administration system for Bulk Purchase Annuity business (£47m) partially offset by adverse tax variances (-£19m) and other small variances.

3.5 Analysis of operating assumption changes

Year ended 31 December 2005	UK £m	International £m	Life and pensions Total £m	Investment management £m	Total £m
Persistency	**30**	**(12)**	**18**	**-**	**18**
Mortality / Morbidity	**11**	**(11)**	**-**	**-**	**-**
Expenses	**(24)**	**4**	**(20)**	**-**	**(20)**
Other	**(31)**	**14**	**(17)**	**14**	**(3)**
	(14)	**(5)**	**(19)**	**14**	**(5)**

2005 UK other operating assumption changes of -£31m relate mainly to reserve strengthening relating to endowment compensation (-£24m).

2005 Investment management other operating assumption changes of £14m arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period.

Year ended 31 December 2004					
Persistency	(4)	3	(1)	-	(1)
Mortality / Morbidity	(116)	(4)	(120)	-	(120)
Expenses	(8)	2	(6)	-	(6)
Other	(93)	-	(93)	18	(75)
	(221)	1	(220)	18	(202)

2004 UK operating assumption changes of -£221m relate primarily to the strengthening of assumptions for annuitant mortality (-£240m). This charge is reflected in mortality / morbidity and as a change to valuation bases included within other assumption changes. Also included in other is reserve strengthening relating to endowment compensation (-£26m).

2004 Investment management other operating assumption changes of £18m arise from the continuation of the ten year lapse assumption for all contracts through the extension of the modelling period.

3.6 Variation from longer term investment return

	2005 £m	2004 £m
Total covered business	**741**	377
General insurance	**8**	(3)
Other operational income	**121**	40
	870	414

3.7 Time value of options and guarantees

	2005 £m	2004 £m
Life and pensions:		
UK with-profits	**2**	8
UK non profit	**21**	24
International	**5**	8
	28	40

For UK with-profits the burn through costs have reduced due to the strong 2005 investment performance and as a result of management actions taken during 2005 to reduce the market risk to the with-profits part of the long term fund.

For UK non profit, the reduction is the result of the reduced financial impact of caps and collars on index linked annuities.

3.8 Investment management income statement

	2005 £m	2004 Restated £m
From continuing operations		
Managed pension funds	**114**	92
Ventures	**4**	4
Property	**4**	3
Retail investments	**7**	4
Other external income	**5**	3
Other income	**2**	2
Operating profit from investment management	**136**	108
Variation from longer term investment return	**35**	11
Profit on ordinary activities before tax	**171**	119
Tax	**(52)**	(31)
Profit on ordinary activities after tax	**119**	88

Other income excludes the element relating to managed pension funds on the IFRS basis.

Investment management comprises the managed pensions fund business on an EEV basis and other investment management business on an IFRS basis.

3.9 Analysis of tax

	2005 Profit before tax £m	2005 Tax £m	2004 Restated Profit before tax £m	2004 Restated Tax £m
From continuing operations				
UK life and pensions	**801**	**(230)**	474	(134)
International life and pensions	**100**	**(33)**	113	(38)
	901	**(263)**	587	(172)
Investment management	**136**	**(42)**	108	(33)
General insurance	**14**	**(4)**	32	(9)
Other operational income	**41**	**(5)**	35	-
Operating profit	**1,092**	**(314)**	762	(214)
Variation from longer term investment return	**870**	**(246)**	414	(129)
Effect of economic assumption changes	**8**	**(3)**	34	(11)
Property income attributable to minority interests	**81**	-	32	-
Profit from continuing operations before tax / Tax	**2,051**	**(563)**	1,242	(354)

3.10 Effect of UK tax changes

This tax charge represents a one-off reduction in the embedded value arising from a change in tax law. The Finance (No. 2) Act 2005 included provisions which change the way in which investment return is apportioned between categories of business for the purposes of computing taxable profits earned from writing pension business. The taxable pension business profits in the non profit part of the fund will be significantly higher from 2005 onwards.

3.11 Earnings per share

(a) Basic earnings per share

	2005 Profit before tax £m	2005 Tax (charge)/ credit £m	2005 Profit/(loss) after tax £m	2005 Per share p	2004 Restated Profit before tax £m	2004 Restated Tax charge £m	2004 Restated Profit/(loss) after tax £m	2004 Restated Per share p
Operating profit from continuing operations	**1,092**	**(314)**	**778**	**12.02**	762	(214)	548	8.46
Variation from longer term investment return	**870**	**(246)**	**624**	**9.64**	414	(129)	285	4.40
Effect of economic assumption changes	**8**	**(3)**	**5**	**0.08**	34	(11)	23	0.35
Profit from discontinued operations	**12**	**1**	**13**	**0.20**	7	(2)	5	0.08
Effect of UK tax changes	**-**	**(276)**	**(276)**	**(4.27)**	-	-	-	-
Distributions on subordinated borrowings designated as equity			**(16)**	**(0.25)**			(12)	(0.19)
Basic earnings per share	**1,982**	**(838)**	**1,128**	**17.42**	1,217	(356)	849	13.10

(b) Diluted earnings per share

Based on operating profit from continuing operations after tax

	2005 Profit after tax £m	2005 Weighted average number of shares m	2005 Per share p	2004 Restated Profit after tax £m	2004 Weighted average number of shares m	2004 Restated Per share p
Operating profit from continuing operations	**778**	**6,474**	**12.02**	548	6,479	8.46
Net shares under options allocable for no further consideration	**-**	**38**	**(0.07)**	-	33	(0.04)
Convertible bonds outstanding	**20**	**285**	**(0.21)**	16	285	(0.12)
Diluted earnings per share	**798**	**6,797**	**11.74**	564	6,797	8.30

Based on profit attributable to ordinary equity holders

	2005 Profit after tax £m	2005 Weighted average number of shares m	2005 Per share p	2004 Profit after tax £m	2004 Weighted average number of shares m	2004 Per share p
Profit attributable to ordinary equity holders of the company	**1,128**	**6,474**	**17.42**	849	6,479	13.10
Net shares under options allocable for no further consideration	**-**	**38**	**(0.09)**	-	33	(0.06)
Convertible bonds outstanding	**20**	**285**	**(0.44)**	16	285	(0.32)
Diluted earnings per share	**1,148**	**6,797**	**16.89**	865	6,797	12.72

3.12 Embedded value reconciliation

As at 31 December 2005	UK Value of in-force £m	UK Shareholder net worth £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Total £m
At 1 January							
Value of in-force business	2,885	-	2,885	431	3,316	191	3,507
Shareholder net worth	-	1,560	1,560	276	1,836	162	1,998
	2,885	1,560	4,445	707	5,152	353	5,505
Exchange rate movements	-	-	-	51	51	-	51
	2,885	1,560	4,445	758	5,203	353	5,556
Profit for the period	585	175	760	107	867	104	971
Capital movements	-	-	-	5	5	-	5
Distributions relating to:							
With-profits EV	(46)		(46)				
Non profit EV		(119)	(119)				
Shareholder net worth EV		(100)	(100)				
Subordinated debt		(26)	(26)				
Distributions	(46)	(245)	(291)	(2)	(293)	(35)	(328)
Movement in pension deficit	-	(10)	(10)	-	(10)	-	(10)
Inter-fund transfer	(282)	282	-	-	-	-	-
Embedded value	3,142	1,762	4,904	868	5,772	422	6,194
Represented by:							
With-profits	755		755				
Non profit	2,387		2,387				
Value of in-force business	3,142	-	3,142	570	3,712	238	3,950
Shareholder net worth	-	1,762	1,762	298	2,060	184	2,244

1. For covered business, Investment management comprises managed pension funds and is included in the total Investment management shareholders' equity of £506m.

3.12 Embedded value reconciliation (continued)

As at 31 December 2004	UK Value of in-force £m	UK Shareholder net worth £m	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Total £m
At 1 January							
Value of in-force business	2,552	-	2,552	377	2,929	158	3,087
Shareholder net worth	-	1,569	1,569	245	1,814	143	1,957
	2,552	1,569	4,121	622	4,743	301	5,044
Exchange rate movements	-	-	-	(28)	(28)	-	(28)
	2,552	1,569	4,121	594	4,715	301	5,016
Profit for the period	423	191	614	89	703	72	775
Capital movements	-	-	-	25	25	-	25
Distributions relating to:							
With-profits EV	(47)		(47)				
Non profit EV		(117)	(117)				
Shareholder net worth EV		(84)	(84)				
Subordinated debt		(26)	(26)				
Distributions	(47)	(227)	(274)	(1)	(275)	(20)	(295)
Movement in pension deficit	-	(16)	(16)	-	(16)	-	(16)
Inter-fund transfer	(43)	43	-	-	-	-	-
Embedded value	2,885	1,560	4,445	707	5,152	353	5,505
Represented by:							
With-profits	640		640				
Non profit	2,245		2,245				
Value of in-force business	2,885	-	2,885	431	3,316	191	3,507
Shareholder net worth	-	1,560	1,560	276	1,836	162	1,998

1. For covered business, Investment management comprises managed pension funds and is included in the total Investment management shareholders' equity of £431m.

3.13 Analysis of ordinary shareholders' equity

As at 31 December 2005	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Other operations[2] £m	Total £m
Analysed as:						
IFRS basis ordinary shareholders' equity	**2,560**	**737**	**3,297**	**184**	**776**	**4,257**
Additional retained profit on an EEV basis	**2,344**	**131**	**2,475**	**238**	**-**	**2,713**
Ordinary shareholders' equity on an EEV basis	**4,904**	**868**	**5,772**	**422**	**776**	**6,970**
Comprising:						
Shareholder net worth						
- Free surplus	**-**	**148**	**148**	**166**		
- Required capital to cover solvency	**689**	**150**	**839**	**18**		
- Other required capital	**1,073**	**-**	**1,073**	**-**		
Value of in-force						
- Value of in-force business	**3,148**	**618**	**3,766**	**243**		
- Cost of capital	**(6)**	**(48)**	**(54)**	**(5)**		

As at 31 December 2004 (Restated)	UK life and pensions £m	International life and pensions £m	Life and pensions total £m	Investment management[1] £m	Other operations[2] £m	Total £m
Analysed as:						
IFRS basis ordinary shareholders' equity	2,196	636	2,832	162	681	3,675
Additional retained profit on an EEV basis	2,249	71	2,320	191	-	2,511
Ordinary shareholders' equity on an EEV basis	4,445	707	5,152	353	681	6,186
Comprising:						
Shareholder net worth						
- Free surplus	-	166	166	144		
- Required capital to cover solvency	676	110	786	18		
- Other required capital	884	-	884	-		
Value of in-force						
- Value of in-force business	2,893	479	3,372	193		
- Cost of capital	(8)	(48)	(56)	(2)		

Free surplus is the market value of any capital and surplus allocated to, but not required to support, the in-force covered business at the valuation date.

Required capital includes any amount of assets attributed to the covered business over and above that required to back liabilities for covered business whose distribution to shareholders is restricted.

1. *Investment management comprises managed pension funds and is included in the total Investment management shareholders' equity of £506m (2004: £431m).*
2. Other Investment management businesses included on an IFRS basis of £84m (2004: £78m) are included in other operations.

3.14 Segmental analysis of ordinary shareholders' equity

	2005 Covered business EEV basis £m	2005 Other business IFRS basis £m	2005 Total £m	2004 Covered business EEV basis £m	2004 Restated Other business IFRS basis £m	2004 Restated Total £m
UK [1]	4,904	-	4,904	4,445	-	4,445
Society shareholder capital [2]	-	1,896	1,896	-	1,973	1,973
	4,904	1,896	6,800	4,445	1,973	6,418
Embedded value of international life and pensions business						
- USA	566	-	566	489	-	489
- Netherlands	192	-	192	139	-	139
- France	110	-	110	79	-	79
	5,772	1,896	7,668	5,152	1,973	7,125
Investment management	422	84	506	353	78	431
	6,194	1,980	8,174	5,505	2,051	7,556
General insurance	-	167	167	-	247	247
Corporate funds [3]	-	(1,371)	(1,371)	-	(1,617)	(1,617)
	6,194	776	6,970	5,505	681	6,186

1. Includes £602m of intra-group subordinated debt capital attributed to the SRC.
2. Represents surplus capital held outside the UK long term fund, including the rights issue proceeds.
3. Includes the convertible debt of £509m (2004: £493m) and £602m of senior debt which has been on lent to the UK long term fund.

3.15 Sensitivities

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative economic and non-economic assumptions on the long term embedded value and new business. These alternative assumptions are in accordance with the guidance issued by the CFO Forum in October 2005.

Effect on embedded value as at 31 December 2005

Sensitivity to economic assumptions:	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% lower interest rate £m	1% higher equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
- UK	4,904	333	(288)	(1)	257	(344)
- International	868	59	(51)	-	7	(11)
Total life and pensions	5,772	392	(339)	(1)	264	(355)
Investment management	422	10	(10)	(5)	8	(15)
Total covered business	6,194	402	(349)	(6)	272	(370)

Sensitivity to non-economic assumptions:	As published £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality (UK annuities) £m	5% decrease in mortality (other business) £m
Life and pensions					
- UK	4,904	45	54	(101)	26
- International	868	10	28	n/a	57
Total life and pensions	5,772	55	82	(101)	83
Investment management	422	16	12	n/a	n/a
Total covered business	6,194	71	94	(101)	83

Effect on new business contribution for the year

Sensitivity to economic assumptions:	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% lower interest rate £m	1% higher equities/ property yields £m	10% lower equities/ property values £m
Life and pensions						
- UK	306	63	(55)	(20)	36	(43)
- International	25	21	(18)	(6)	-	-
Total life and pensions	331	84	(73)	(26)	36	(43)
Investment management	49	2	(2)	(1)	2	-
Total covered business	380	86	(75)	(27)	38	(43)

Sensitivity to non-economic assumptions:	As published £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality (UK annuities) £m	5% decrease in mortality (other business) £m
Life and pensions					
- UK	306	11	21	(10)	7
- International	25	2	5	n/a	12
Total life and pensions	331	13	26	(10)	19
Investment management	49	3	3	n/a	n/a
Total covered business	380	16	29	(10)	19

Opposite sensitivities to those shown above are broadly symmetrical with the exception of the effect of 1% higher interest rates on the UK embedded value (+£34m) and on UK new business contribution (+£13m).

3.16. Assumptions

UK life and pensions

i. The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is equal to the fixed interest gilt assumption plus the appropriate risk premium. An asset mix consistent with the current investment policy and future management intentions has been assumed within the projections. The economic assumptions were:

	31.12.05 % p.a.	31.12.04 % p.a.	31.12.03 % p.a.
Equity risk premium	**3.0**	3.0	3.0
Property risk premium	**2.0**	2.0	2.0
Investment return			
- Gilts:			
- Fixed interest	**4.1**	4.5	4.7
- RPI linked	**4.2**	4.5	4.6
- Non Gilts:			
- Fixed interest	**4.4 - 4.8**	4.9 - 5.3	5.1 - 5.5
- RPI linked	**4.2 - 4.6**	4.7 - 5.1	5.1 - 5.4
- Equities	**7.1**	7.5	7.7
- Property	**6.1**	6.5	6.7
Risk margin	**3.0**	3.0	3.0
Risk discount rate (net of tax)	**7.1**	7.5	7.7
Inflation			
- Expenses/earnings	**3.9**	3.8	3.8
- Indexation	**2.9**	2.8	2.8

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.2% p.a. (2004: 0.2% p.a.), other than for certain government-supported securities where no such allowance is made.

ii. The value of the Sub-fund is the discounted value of total projected investment returns over its lifetime.

iii. Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iv. Future bonus rates have been set at levels which would fully utilise the assets supporting the policyholders' portion of the with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

v. The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

vi. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses (excluding the development costs referred to below). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on experience and externally published data. Male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection MC for future experience with a minimum annual improvement of 0.6%, and the average of projections MC and LC for statutory reserving with a minimum annual improvement of 0.8%. Female annuitant mortality is assumed to improve in accordance with the MC projection from CMI Working Paper 1 for statutory reserving and at 70% of this rate for future experience, with the same underpinning minima as for males.

vii. The subordinated debt capital has been included in the embedded value at the face value of £602m (estimated market value of £699m at 31 December 2005). If the market value of the subordinated debt capital were used, total embedded value would increase by £31m.

viii. Development costs relate to strategic systems.

ix. Projected tax has been determined assuming current tax legislation and rates.

3.16. Assumptions (continued)

x. EEV results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2004: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the IFRS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at 20% (2004: 20%) which reflects the tax associated with a longer term investment return.

UK managed pension funds

xi. The UK life and pensions economic assumptions are used. All contracts are assumed to lapse over a 10 year period. Fees are projected on a basis which reflects current charges or, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

xii. Key assumptions are:

	31.12.05 % p.a.	31.12.04 % p.a.	31.12.03 % p.a.
USA			
Reinvestment rate	**5.1**	4.9	4.8
Risk margin	**3.0**	3.0	3.0
Risk discount rate (net of tax)	**7.4**	7.3	7.3
Europe			
Government bond return	**3.3**	3.8	4.5
Risk margin	**3.0**	3.0	3.0
Risk discount rate (net of tax)	**6.3**	6.8	7.5

xiii. Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, morbidity, persistency and maintenance expenses.

Stochastic calculations

xiv. The time value of options and guarantees is calculated using economic and non-economic assumptions consistent with those used for the deterministic embedded value calculations.

This section describes the models used to generate future investment simulations, and gives some sample statistics for the simulations used. A single model has been used for UK and international business, with different economic assumptions for each territory.

Model

Government nominal interest rates are generated using a LIBOR Money Market Model projecting full yield curves at annual intervals. The model provides a good fit to the initial yield curve.

The total annual returns on equities and property are calculated as the return on 1 year bonds plus an excess return. The excess return is assumed to have a lognormal distribution. Corporate bonds are modelled separately by credit rating using stochastic credit spreads over the risk-free rates, transition matrices and default recovery rates. The real yield curve model assumes that the real short rate follows a mean reverting process subject to two normally distributed random shocks.

Asset Classes

The significant asset classes are for:

- UK with-profits business – equities, property and fixed rate bonds of various durations;
- UK annuity business – fixed rate and index-linked bonds of various durations; and
- International business – fixed rate bonds of various durations.

3.16. Assumptions (continued)

Summary Statistics

The following tables set out means and standard deviations (StDev) of future returns as at 31 December 2005 for the most significant asset classes. Correlations between asset classes have been set based on an internal assessment of historical data.

	10-year return		20-year return	
	Mean[1]	StDev[2]	Mean[1]	StDev[2]
UK Business (Sterling)				
Government bonds	4.2%	4.1%	4.2%	3.6%
Corporate bonds	4.7%	3.0%	4.8%	3.4%
Property (excess returns)	2.1%	15.4%	2.1%	15.5%
Equities (excess returns)	3.1%	20.3%	3.0%	20.2%
European Business (Euro)				
Long Government bonds[3]	3.4%	4.6%	3.8%	4.8%
Short Government bonds[4]	3.4%	3.2%	3.8%	6.4%
US Business (US Dollar)				
Long Government bonds[3]	4.6%	5.6%	5.0%	5.6%

1. Other than for equities and property, means are calculated as the excess of 1 year bond asset return means plus 1 year bond means. Means for the equities and property excess returns are calculated as the excess of 1 year bond asset return means. Each mean is derived by calculating the accumulated value of a unit asset invested to time n years for each simulation, averaging the resultant values across all simulations, then calculating the equivalent annual return required to give this average accumulation (by taking the nth root of the average accumulation and deducting 1).
2. Standard deviations are calculated by accumulating a unit investment for n years in each simulation, taking the natural logarithm of the result, calculating the variance of this statistic, dividing by n and taking the square root. Equities and property values use excess returns. The results are comparable to implied volatilities quoted in investment markets.
3. Long term bonds are defined to be 10-year par-coupon bonds.
4. Short term bonds are defined to be 1 year duration bonds.

Risk discount rate

The risk discount rate is scenario-dependent within the stochastic projection. It is calculated by applying the deterministic risk margin to the risk free rate in each stochastic projection.

Sensitivity calculations

xv. A number of sensitivities have been produced on alternative assumption sets to reflect the sensitivity of the embedded value and the new business contribution to changes in key assumptions. Relevant details relating to each sensitivity are:

- 1% variation in discount rate - a one percentage point increase/decrease in the risk margin has been assumed in each case (for example a 1% increase in the risk margin at end 2005 would result in a 4% risk margin).
- 1% reduction in equity/property yields - a one percentage point decrease in the assumed equity/property investment returns, excluding any consequential changes, for example, to risk discount rates or valuation bases, has been assumed in each case (meaning for example a 1% increase in equity returns would increase assumed total equity returns from 7.1% to 8.1%).
- 10% reduction in equity/property market values - an immediate 10% reduction in equity and property asset values.
- 1% reduction in interest rate environment – a one percentage point decrease in all investment assumptions and the risk discount rate, including consequential changes to valuation bases.
- 10% decrease in maintenance expenses, excluding any consequential changes, for example, to valuation expense bases or potentially reviewable policy fees (meaning a 10% decrease on a base assumption of £10 per annum would result in an £9 per annum expense assumption).
- 10% decrease in assumed persistency experience rates, incorporating a 10% decrease in lapse, surrender and premium cessation assumptions (meaning a 10% decrease on a base assumption of 7% would result in a 6.3% lapse assumption).
- 5% decrease in both mortality and morbidity rates, excluding any consequential changes to valuation bases but including assumed product repricing action where appropriate (meaning for example if base experienced mortality is 90% of a standard mortality table then, for this sensitivity, the assumption is set to 85.5% of the standard table).

The sensitivities for life and pensions business allow for any material changes to the cost of financial options and guarantees but do not allow for any changes to reserving bases or capital requirements within the sensitivity calculation, unless indicated otherwise above.

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International Financial Reporting Standards

Operating profit income statement

Year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
From continuing operations			
Life and pensions	4.2	**489**	477
Investment management	4.3	**103**	73
General insurance	4.4	**14**	32
Other operational income	4.5	**41**	35
Operating profit		**647**	617
Variation from longer term investment return	4.6	**139**	48
Shareholder retained capital (SRC) movement	4.7	**516**	(20)
Property income attributable to minority interests		**81**	32
Profit from continuing operations before income tax attributable to equity holders		**1,383**	677
Tax	4.8	**(371)**	(187)
Profit from continuing operations after tax		**1,012**	490
Profit from discontinued operations	4.9	**13**	5
Profit from ordinary activities after tax		**1,025**	495
Profit attributable to minority interests	4.17	**(81)**	(32)
Profit attributable to equity holders of the company		**944**	463

	Notes	p	p
Earnings per share	4.10		
Based on operating profit from continuing operations after tax		**7.04**	6.79
Based on profit attributable to ordinary equity holders		**14.33**	6.96
Diluted earnings per share	4.10		
Based on operating profit from continuing operations after tax		**7.00**	6.71
Based on profit attributable to ordinary equity holders		**13.95**	6.87

For UK long term insurance business, operating profit is the accrued distributable transfer from the UK Long Term Fund (LTF) to shareholders, grossed up at the corporate tax rate. For non profit business, it is augmented by the interest paid on the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on shareholders', general insurance and Netherland's funds held outside the UK LTF. It excludes investment variances and the change in the SRC. The income statement comprises returns to shareholders and excludes policyholders' returns. This supplementary information provides further analysis of the results reported under IFRS and we believe gives shareholders a better understanding of the underlying performance of the business.

Consolidated income statement

Year ended 31 December 2005

	Notes	2005 £m	2004 Restated £m
Revenue			
Gross written premiums	4.11	**4,084**	3,714
Outward reinsurance premiums		**(406)**	(356)
Net change in provision for unearned premiums		**(6)**	(9)
Net premiums earned		**3,672**	3,349
Fees from fund management and investment contracts		**348**	296
Investment return		**26,931**	13,590
Operational income		**38**	4
Total revenue		**30,989**	17,239
Expenses			
Claims and change in insurance liabilities		**6,367**	4,298
Reinsurance recoveries		**19**	(17)
Net claims and change in insurance liabilities		**6,386**	4,281
Change in provisions for investment contract liabilities		**21,369**	9,789
Acquisition costs		**550**	788
Finance costs		**116**	97
Other expenses		**619**	531
Transfers to unallocated divisible surplus		**360**	964
Total expenses		**29,400**	16,450
Profit before income tax		**1,589**	789
Income tax attributable to policyholder returns		**(206)**	(116)
Profit from continuing operations before income tax attributable to equity holders		**1,383**	673
Total income tax expense		**(577)**	(303)
Less income tax attributable to policyholder returns		**206**	116
Income tax attributable to equity holders		**(371)**	(187)
Profit from continuing operations after income tax		**1,012**	486
Profit from discontinued operations		**13**	9
Profit from ordinary activities after income tax		**1,025**	495
Attributable to:			
Minority interests		**81**	32
Equity holders of the company		**944**	463
Dividend distributions to ordinary equity holders of the company during the year		**331**	321
Distributions during the year on subordinated borrowings designated as equity		**16**	12
Dividend distributions to ordinary equity holders of the company proposed after the year end		**236**	224

	p	p
Earnings per share		
Based on profit from continuing operations after income tax attributable to ordinary equity holders	**14.13**	6.82
Diluted earnings per share		
Based on profit from continuing operations after income tax attributable to ordinary equity holders	**13.76**	6.74

International Financial Reporting Standards

Consolidated balance sheet

As at 31 December 2005

	Notes	At 31.12.05 £m	At 31.12.04 Restated £m
Assets			
Investment in associates		**16**	-
Plant and equipment		**32**	23
Investment property		**5,774**	4,903
Financial investments	4.14	**176,622**	139,866
Reinsurers' share of contract liabilities		**2,779**	2,977
Purchased interests in long term business		**25**	24
Deferred acquisition costs		**1,375**	1,072
Income tax recoverable		**79**	20
Other debtors		**1,162**	996
Non-current assets held for sale		**-**	733
Cash and cash equivalents		**4,001**	2,992
Total assets		**191,865**	153,606
Equity			
Share capital		**163**	163
Share premium account		**908**	907
Treasury shares		**(36)**	(27)
Other reserves		**34**	38
Retained earnings		**3,188**	2,594
Capital and reserves attributable to ordinary equity holders of the company	4.15	**4,257**	3,675
Subordinated borrowings designated as equity	4.16	**394**	394
Capital and reserves attributable to equity holders of the company		**4,651**	4,069
Minority interests	4.17	**285**	214
Total equity	4.18	**4,936**	4,283
Liabilities			
Subordinated borrowings	4.16	**415**	-
Participating insurance contracts	4.19	**13,180**	12,388
Participating investment contracts	4.20	**7,476**	6,863
Unallocated divisible surplus		**1,894**	1,559
Value of in-force non-participating contracts		**(379)**	(434)
Participating contract liabilities		**22,171**	20,376
Non-participating insurance contracts	4.19	**23,152**	20,912
Non-participating investment contracts	4.20	**135,804**	103,281
Non-participating contract liabilities		**158,956**	124,193
Senior borrowings	4.16	**1,634**	1,446
Provisions		**582**	503
Deferred income liabilities		**351**	238
Deferred tax liabilities		**492**	295
Income tax liabilities		**197**	79
Other creditors		**1,303**	984
Net asset value attributable to unitholders		**828**	575
Non-current liabilities held for sale		**-**	634
Total liabilities		**186,929**	149,323
Total equity and liabilities		**191,865**	153,606

Consolidated statement of recognised income and expense

Year ended 31 December 2005

	2005 £m	2004 Restated £m
Exchange differences on translation of overseas operations	**20**	(8)
Actuarial losses on defined benefit pension scheme	**(55)**	(43)
Actuarial losses on defined benefit pension scheme transferred to unallocated divisible surplus	**22**	17
Net change in financial investments designated as available-for-sale	**(10)**	(2)
Net expense recognised directly in equity	**(23)**	(36)
Profit from ordinary activities after income tax	**1,025**	495
Total recognised income and expense for the year	**1,002**	459
Attributable to:		
Minority interests	**81**	32
Equity holders of the company	**921**	427

Consolidated cashflow statement

Year ended 31 December 2005

	2005 £m	2004 Restated £m
Cashflows from operating activities		
Profit from ordinary activities after income tax	**1,025**	495
Adjustments for non cash movements in net profit for the period:		
Realised and unrealised gains on financial investments and investment properties	**(20,962)**	(8,732)
Investment income	**(5,646)**	(4,531)
Interest expense	**116**	97
Income tax payable	**577**	303
Other adjustments	**40**	28
Net (increase)/decrease in operational assets:		
Investments designated as held for trading or fair value through profit or loss	**(16,519)**	(17,591)
Investments designated as available-for-sale	**86**	(147)
Other assets	**(294)**	98
Net increase/(decrease) in operational liabilities:		
Insurance contracts	**3,071**	2,256
Transfer to unallocated divisible surplus	**338**	141
Investment contracts	**33,173**	24,102
Value of in-force non-participating contracts	**55**	(434)
Other liabilities	**536**	183
Cash used in operations	**(4,404)**	(3,732)
Interest paid	**(96)**	(74)
Interest received	**2,967**	2,467
Income tax paid	**(240)**	(94)
Dividends received	**2,576**	1,925
Net cashflows from operating activities	**803**	492
Cashflows from investing activities		
Net acquisition of plant and equipment	**(22)**	(11)
Net proceeds from disposal of Ventures	**23**	-
Net proceeds from disposal of Gresham	**73**	-
Non-financial investments purchased	**(19)**	-
Net cashflows from investing activities	**55**	(11)
Cashflows from financing activities		
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Proceeds from issue of ordinary share capital	**1**	1
Purchase of treasury shares	**(15)**	(1)
Proceeds from borrowings designated as equity	**-**	394
Proceeds from borrowings	**764**	342
Repayment of borrowings	**(257)**	(358)
Other	**(1)**	(5)
Net cashflows from financing activities	**145**	40
Net increase in cash and cash equivalents	**1,003**	521
Exchange gains/(losses) on cash and cash equivalents	**6**	(2)
Cash and cash equivalents at 1 January	**2,992**	2,473
Cash and cash equivalents at 31 December	**4,001**	2,992

Under IFRS, the Group's consolidated cashflow statement includes all cash and cash equivalent flows, including those relating to the UK Long Term Fund.

4.1 Restatement of 2004 comparatives

The 2004 comparatives have been restated for the following items:

1. After the 2004 Full Year Results were restated under International Financial Reporting Standards, the interpretation of provisions within IAS 32, "Financial Instruments: Disclosure and Presentation", has required the £400m 5.875% undated subordinated notes to be classified as equity, rather than as a liability. The change in classification has resulted in an increase in reported profit after tax for 2004 of £12m, due to the corresponding reclassification of interest payments as distributions and an increase in total equity of £398m.
2. The adjustment of £49m to transfer Gresham discontinued expenses from other expenses to acquisition costs.
3. The Netherlands operating profit is affected by various mismatches between asset and liability valuations. An adjustment to partially smooth the investment return fluctuations has been made to the Netherlands operating profit. This reduces the 2004 operating profit by £11m and increases the variation from longer term investment return by the same amount.
4. The results of Retail investments and Institutional fund management have been combined to create a new segment called Investment management. The Retail investments operating profit of £4m in 2004 has been reclassified from Other operational income and included in Investment management.
5. There has been no impact on the financial statements of the Group's early adoption of the amendment to IAS 39 on the use of the fair value option.

4.2 Life and pensions operating profit

	2005 **£m**	2004 Restated £m
With-profits business	**66**	67
Distribution relating to non profit and shareholder net worth	**312**	287
Subordinated debt interest	**37**	37
Non profit business	**349**	324
UK	**415**	391
USA	**52**	58
Netherlands	**18**	28
France	**4**	-
	489	477

4.3 Investment management operating profit

	2005 **£m**	2004 Restated £m
Managed pension funds	**74**	51
Ventures	**4**	4
Property	**4**	3
Retail investments	**7**	4
Other external income	**5**	3
Other income	**9**	8
	103	73

4.4 General insurance operating profit, underwriting result and combined operating ratios

	2005 Operating profit £m	**2005 Underwriting result £m**	**2005 Combined operating ratio %**	2004 Operating profit £m	2004 Underwriting result £m	2004 Combined operating ratio %
From continuing operations						
Household	**7**	**(6)**	**101%**	22	10	93%
Other business	**7**	**1**	**101%**	10	5	96%
	14	**(5)**	**101%**	32	15	94%

The combined operating ratio is:

$$\left[\frac{\text{Net incurred claims}}{\text{Net earned premiums}} + \frac{\text{Expenses} + \text{Net commission}}{\text{Net written premiums}}\right] \times 100$$

4.5 Other operational income

	2005 £m	2004 Restated £m
Shareholders' other income		
Investment return on ordinary shareholders' equity	**127**	109
Interest expense	**(75)**	(57)
	52	52
Other operations[1]	**(5)**	(4)
Unallocated corporate and development expenses	**(6)**	(13)
	41	35

1. Principally start up costs arising on the regulated mortgage network.

4.6 Variation from longer term investment return

	2005 £m	2004 Restated £m
Netherlands	**10**	11
General insurance	**8**	(3)
Other operational income	**121**	40
	139	48

Investment return is allocated to operating profit by reference to a longer term rate of investment return for the respective invested funds. The difference between the amount allocated to operating profit and actual investment return is the variation from longer term investment return analysed above.

4.7 Shareholder retained capital (SRC) movement

	Notes	2005 £m	2004 £m
Investment income		**67**	60
Interest expense and charges		**(3)**	(2)
Realised investment gains		**191**	100
Unrealised investment gains		**132**	51
Investment return on SRC		**387**	209
Net capital released from non profit business	5.3	**478**	95
Distribution of operating profit from non profit business		**(349)**	(324)
SRC movement before tax		**516**	(20)
SRC at 1 January		**2,196**	2,214
SRC movement before tax		**516**	(20)
Tax (charge)/credit		**(148)**	19
SRC movement included in total recognised income and expense		**(4)**	(17)
SRC at end of period		**2,560**	2,196

SRC includes intra-group subordinated debt capital of £602m.

Further analysis is given in note 5.3

4.8 Analysis of tax

	2005 Profit before tax £m	2005 Tax £m	2004 Restated Profit/(loss) before tax £m	2004 Restated Tax £m
From continuing operations				
UK life and pensions	**415**	**(125)**	391	(117)
International life and pensions	**74**	**(25)**	86	(29)
	489	**(150)**	477	(146)
Investment management	**103**	**(32)**	73	(22)
General insurance	**14**	**(4)**	32	(9)
Other operational income	**41**	**(5)**	35	-
Operating profit	**647**	**(191)**	617	(177)
Variation from longer term investment return	**139**	**(32)**	48	(29)
SRC movement	**516**	**(148)**	(20)	19
Property income attributable to minorities	**81**	**-**	32	-
Profit from continuing operations before tax / Tax	**1,383**	**(371)**	677	(187)

Only the element of total tax attributable to equity holders' profit is shown explicitly in the analysis above; the tax attributable to policyholder returns is included within expenses in the operating profit income statement.

No deferred tax is provided at the incremental rate on the undeclared surplus in the UK Long Term Fund represented by the SRC on the grounds that, at the balance sheet date, no obligation to make a declaration of surplus actually exists and there is no expectation that such a declaration will occur. The maximum amount of incremental tax which would crystallise on such a declaration of surplus is estimated to be £509m (2004: £619m).

4.9 Profit from discontinued operations

Gresham Insurance Company Limited

On 31 March 2005, the Group sold its 90% stake in its subsidiary Gresham to Barclays Bank Plc for a consideration of £85m, of which £4m was paid in dividends by Gresham and the remainder in cash by Barclays. The transaction resulted in an exceptional profit before tax of £15m (£15m after tax).

	2005 £m	2004 £m
Post tax result from discontinued operations to 31 March 2005	**(2)**	5
Gain on disposal	**15**	-
	13	5

4.10 Earnings per share

(a) Basic earnings per share

	2005 Profit before tax £m	2005 Tax (charge)/ credit £m	2005 Profit/(loss) after tax £m	2005 Per share p	2004 Restated Profit/(loss) before tax £m	2004 Restated Tax (charge)/ credit £m	2004 Restated Profit/(loss) after tax £m	2004 Restated Per share p
Operating profit from continuing operations	**647**	**(191)**	**456**	**7.04**	617	(177)	440	6.79
Variation from longer term investment return	**139**	**(32)**	**107**	**1.66**	48	(29)	19	0.30
Change in SRC	**516**	**(148)**	**368**	**5.68**	(20)	19	(1)	(0.02)
Profit from discontinued operations	**12**	**1**	**13**	**0.20**	7	(2)	5	0.08
Distributions on subordinated borrowings designated as equity			**(16)**	**(0.25)**			(12)	(0.19)
Basic earnings per share	**1,314**	**(370)**	**928**	**14.33**	652	(189)	451	6.96

(b) Diluted earnings per share

Based on operating profit from continuing operations after tax

	2005 Profit after tax £m	2005 Weighted average number of shares m	2005 Per share p	2004 Restated Profit after tax £m	2004 Weighted average number of shares m	2004 Restated Per share p
Operating profit from continuing operations	**456**	**6,474**	**7.04**	440	6,479	6.79
Net shares under options allocable for no further consideration	**-**	**38**	**(0.04)**	-	33	(0.03)
Convertible bonds outstanding	**20**	**285**	**-**	16	285	(0.05)
Diluted earnings per share	**476**	**6,797**	**7.00**	456	6,797	6.71

Based on profit attributable to ordinary equity holders

	2005 Profit after tax £m	2005 Weighted average number of shares m	2005 Per share p	2004 Profit after tax £m	2004 Weighted average number of shares m	2004 Per share p
Profit attributable to ordinary equity holders of the company	**928**	**6,474**	**14.33**	451	6,479	6.96
Net shares under options allocable for no further consideration	**-**	**38**	**(0.08)**	-	33	(0.03)
Convertible bonds outstanding	**20**	**285**	**(0.30)**	16	285	(0.06)
Diluted earnings per share	**948**	**6,797**	**13.95**	467	6,797	6.87

4.11 Analysis of gross written premiums

	2005 £m	2004 £m
From continuing operations		
Life and pensions participating business	**485**	686
Life and pensions non-participating business	**2,428**	2,010
Total UK life and pensions	**2,913**	2,696
USA	**329**	308
Netherlands	**243**	182
France	**265**	204
Total life and pensions	**3,750**	3,390
General insurance business		
Household	**234**	222
Other business	**100**	102
Total general insurance	**334**	324
Total gross written premiums	**4,084**	3,714

4.12 Segmental analysis

(a) By business segments

The Group is organised into three main business segments:
- Long term business
- General insurance
- Investment management

Other operations comprise Shareholders' assets, regulated mortgage network, Estate agencies and corporate expenses, none of which constitute a separately reportable segment.

(i) Income statement analysed by business segments (primary disclosures)

Year ended 31 December 2005	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**11,512**	**18,833**	**328**	**559**	**(243)**	**30,989**
Total expenses from continuing operations	**10,373**	**18,724**	**311**	**235**	**(243)**	**29,400**
Profit from continuing operations after income tax	**650**	**71**	**13**	**278**	**-**	**1,012**
Profit from discontinued operations	**-**	**-**	**13**	**-**	**-**	**13**
Inter segment revenue	**-**	**(59)**	**(2)**	**(182)**	**243**	**-**
Depreciation expense incurred during the year	**13**	**1**	**-**	**-**	**-**	**14**
Year ended 31 December 2004 (Restated)						
Total revenue from continuing operations	7,907	8,905	307	229	(109)	17,239
Total expenses from continuing operations	7,439	8,795	272	53	(109)	16,450
Profit from continuing operations after income tax	270	50	25	141	-	486
Profit from discontinued operations	4	-	5	-	-	9
Inter segment revenue	-	(55)	(1)	(53)	109	-
Depreciation expense incurred during the year	10	1	-	-	-	11

(ii) Balance sheet analysed by business segments (primary disclosures)

As at 31 December 2005	Long term business £m	Investment management £m	General insurance £m	Other operations £m	Elimination of inter segment amounts £m	Total £m
Total assets	**65,146**	**123,304**	**516**	**4,676**	**(1,777)**	**191,865**
Total liabilities	**62,901**	**122,622**	**351**	**2,832**	**(1,777)**	**186,929**
Total equity	**2,245**	**682**	**165**	**1,844**	**-**	**4,936**
Plant and equipment acquired during the year	**21**	**2**	**1**	**-**	**-**	**24**
As at 31 December 2004 (Restated)						
Total assets	56,130	94,894	732	3,361	(1,511)	153,606
Total liabilities	54,080	94,216	477	2,061	(1,511)	149,323
Total equity	2,050	678	255	1,300	-	4,283
Plant and equipment acquired during the year	10	1	-	-	-	11

4.12 Segmental analysis (continued)

(b) By geographic segments

31 December 2005	UK £m	USA £m	Netherlands £m	France £m	Elimination of inter segment amounts £m	Total £m
Total revenue from continuing operations	**29,918**	**321**	**362**	**388**	**-**	**30,989**
Segment assets	**186,936**	**2,016**	**1,269**	**1,663**	**(19)**	**191,865**
Plant and equipment acquired during the year	**23**	**-**	**1**	**-**	**-**	**24**
31 December 2004 (Restated)						
Total revenue from continuing operations	16,423	260	259	297	-	17,239
Segment assets	149,363	1,756	1,048	1,458	(19)	153,606
Plant and equipment acquired during the year	11	-	-	-	-	11

4.13 Pension cost

The Legal & General Group UK Pension and Assurance Fund and the Legal & General Group UK Senior Pension Scheme are defined benefit pension arrangements and account for all UK and the majority of worldwide assets and contributions to such schemes. At 31 December 2005 the combined after tax deficit of these arrangements (net of annuity obligations) has been estimated at £148m (2004: £109m). These amounts have been recognised in the financial statements with £88m charged against shareholder equity (2004: £65m) and £60m against the unallocated divisible surplus (2004: £44m).

4.14 Financial investments

	2005 £m	2004 £m
Equities	**99,277**	78,322
Unit trusts	**2,941**	1,875
Debt securities	**72,941**	58,604
Accrued interest	**887**	753
Derivative assets	**30**	23
Loans and receivables	**546**	289
	176,622	139,866

4.15 Segmental analysis of ordinary shareholders' equity

	2005 £m	2004 Restated £m
SRC [1]	**2,560**	2,196
Society shareholder capital [2]	**1,896**	1,973
	4,456	4,169
General insurance	**167**	247
Netherlands	**103**	84
France	**64**	64
Total Society shareholders' equity	**4,790**	4,564
USA	**570**	488
Investment management	**268**	240
Corporate funds [3]	**(1,371)**	(1,617)
Ordinary shareholders' equity	**4,257**	3,675

1. Includes £602m of intra-group subordinated debt capital attributed to the SRC.
2. Represents surplus capital held outside the UK Long Term Fund, including the rights issue proceeds.
3. Includes the convertible debt of £509m (2004: £493m) and £602m of senior debt which has been on lent to the UK Long Term Fund.

4.16 Borrowings

	2005 £m	2004 Restated £m
Subordinated borrowings designated as equity		
5.875% Sterling undated subordinated notes	**394**	394
Subordinated borrowings		
4.0% Euro subordinated notes 2025	**415**	-
Senior borrowings		
2.75% Sterling convertible bond 2006	**509**	493
Sterling medium term notes 2031-2041	**608**	608
Euro commercial paper 2006	**110**	-
Bank loans 2006	**6**	2
Non-recourse financing		
- US Dollar Triple X securitisation 2025	**308**	275
- Sterling property partnership loans 2011	**93**	68
Total senior borrowings	**1,634**	1,446
Total borrowings	**2,443**	1,840
Total borrowings (excluding non-recourse financing)	**2,042**	1,497

£75m of interest expense was incurred during the period (2004: £57m).

The convertible bond matures in 2006 and is convertible into ordinary shares of Legal & General Group Plc at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares, which would represent approximately 4.4% of the current issued share capital.

In June 2005 Legal & General Group Plc issued €600m of 4% dated subordinated notes. The proceeds were swapped into sterling and will be used to repay part of the convertible bond which matures in 2006. The notes are callable on 8 June 2015 and each year thereafter. If not called, the coupon from 8 June 2015 will reset to a floating rate of interest based on prevailing 3 month Euribor plus 1.7% per annum.

In March 2004 Legal & General Group Plc issued £400m of 5.875% undated subordinated notes. These notes are callable on 1 April 2019 and every 5 years thereafter. If not called, the coupon from 1 April 2019 will be reset to the prevailing 5 year benchmark gilt yield plus 2.33% per annum.

Coupon payments on both subordinated issues may be deferred if no dividend is paid on the Group's ordinary shares.

The undated subordinated notes have been classified as equity because their perpetual nature means that in certain circumstances, interest can be deferred indefinitely.

The Euro dated subordinated notes are treated as lower tier II capital for regulatory purposes and the sterling undated subordinated notes as upper tier II capital.

In November 2004 a subsidiary of Legal & General America issued US$550m of non-recourse debt in the US domestic capital markets to meet the Triple X reserve requirements on the US term insurance business. It is secured on the cash flows related to this business.

The property partnership loans are secured on specific properties.

Of the total borrowings £602m (2004: £602m) is attributed to the SRC.

4.17 Minority interests

In 2005 minority interests represent third party interests in property investment vehicles which are consolidated in the Group's results. The 2004 minority interests also included interests in venture capital subsidiaries.

4.18 Total equity

	2005 £m	2004 Restated £m
At 1 January	**4,283**	3,726
Total recognised income and expense for the year	**1,002**	459
Issue of ordinary share capital	**1**	1
Issue of subordinated borrowings designated as equity	**-**	394
Net movements in employee share schemes and treasury shares	**7**	13
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Movements in minority interests including disposals	**(10)**	23
At 31 December	**4,936**	4,283

4.19 Insurance contract liabilities

(a) Analysis of insurance contract liabilities

	2005 Gross £m	2005 Reinsurance £m	2004 Gross £m	2004 Reinsurance £m
Life and pensions participating insurance contracts	**13,180**	**(1)**	12,388	(1)
Life and pensions non-participating insurance contracts	**22,860**	**(2,649)**	20,509	(2,887)
General insurance contracts	**292**	**(14)**	403	(22)
Insurance contract liabilities	**36,332**	**(2,664)**	33,300	(2,910)

(b) Movement in participating insurance contract liabilities

	2005 Gross £m	2005 Reinsurance £m
At 1 January	**12,388**	**(1)**
New liabilities in the year	**224**	**-**
Liabilities discharged in the year	**(1,142)**	**-**
Unwinding of discount rates	**402**	**-**
Effect of change in non-economic assumptions	**305**	**-**
Effect of change in economic assumptions	**1,148**	**-**
Other	**(145)**	**-**
At 31 December	**13,180**	**(1)**

The 2003 balance sheet was not restated on adoption of Financial Reporting Standard (FRS) 27 'Life assurance'. Therefore, the movement in participating contract liabilities has not been shown for the year ended 31 December 2004.

The largest impact of changes to non-economic assumptions was from the strengthening of the provision for claims on the endowment book (£240m).

4.19 Insurance contract liabilities (continued)

(c) Movement in non-participating insurance contract liabilities

	2005 Gross £m	2005 Reinsurance £m	2004 Gross £m	2004 Reinsurance £m
At 1 January	**20,509**	**(2,887)**	19,176	(3,177)
New liabilities in the year	**2,370**	**(457)**	2,118	(627)
Liabilities discharged in the year	**(1,350)**	**215**	(1,330)	311
Unwinding of discount rates	**926**	**(225)**	838	(197)
Effect of change in non-economic assumptions	**(709)**	**706**	(620)	774
Effect of change in economic assumptions	**899**	**(1)**	387	-
Foreign exchange adjustments	**95**	**(19)**	(71)	11
Other	**120**	**19**	11	18
At 31 December	**22,860**	**(2,649)**	20,509	(2,887)

(d) Analysis of general insurance contract liabilities

	2005 Gross £m	2005 Reinsurance £m	2004 Gross £m	2004 Reinsurance £m
Outstanding claims	**97**	**(5)**	127	(5)
Claims incurred but not reported	**45**	**-**	53	(1)
Unearned premiums	**150**	**(9)**	223	(16)
General insurance contract liabilities	**292**	**(14)**	403	(22)

(e) Movement in general insurance claim liabilities

	2005 Gross £m	2005 Reinsurance £m	2004 Gross £m	2004 Reinsurance £m
At 1 January	**180**	**(6)**	148	(4)
Claims arising	**272**	**(6)**	268	(5)
Claims paid	**(219)**	**6**	(231)	4
Adjustments to prior year liabilities	**(38)**	**1**	(5)	(1)
Claims incurred	**195**	**(5)**	180	(6)
Disposal of Gresham	**(53)**	**-**	-	-
At 31 December	**142**	**(5)**	180	(6)

4.20 Investment contract liabilities

(a) Analysis of investment contract liabilities

	2005 Gross £m	2005 Reinsurance £m	2004 Gross £m	2004 Reinsurance £m
Participating investment contracts	**7,476**	**(64)**	6,863	(52)
Non-participating investment contracts	**135,804**	**(51)**	103,281	(15)
Investment contract liabilities	**143,280**	**(115)**	110,144	(67)

The UK participating liabilities are valued under the requirements of FRS 27.

(b) Movement in investment contract liabilities

	2005 Gross £m	2005 Reinsurance £m
At 1 January	**110,144**	**(67)**
Contributions	**24,542**	**(31)**
Account balances paid on surrender and maturities during the year	**(12,389)**	**1**
Investment return credited and related benefits	**21,289**	**(18)**
Management charges	**(269)**	**-**
Foreign exchange adjustments	**(37)**	**-**
At 31 December	**143,280**	**(115)**

The 2003 balance sheet was not restated on adoption of FRS 27. Therefore, the movement in investment contract liabilities has not been shown for the year ended 31 December 2004.

4.21 Value of UK Long Term Fund assets

	2005 £bn	2004 £bn
With-profits business	**29.7**	26.8
Non profit business	**22.7**	17.6
Sub-fund	**0.3**	0.2
SRC	**2.6**	2.2
	55.3	46.8

4.22 Non linked invested asset mix and investment return

31 December 2005	Investment Return 2005 %	With-profits Asset share %	With-profits Non Par %	With-profits Other %	Non profit %	SRC %	Sub-fund %
Equities	24	48	4	(26)	2	82	84
Bonds	11	30	85	109	92	-	-
Property	20	18	1	-	5	17	15
Cash	5	4	10	17	1	1	1
		100	100	100	100	100	100
Investment return (%)	15	19	10	7	12	23	23
Invested assets (£bn)		19	2	2	16	2	-

4.23 Sensitivities

(a) Life and pensions sensitivity analysis

	2005 Impact on pre-tax profit net of reinsurance £m	2005 Impact on equity net of reinsurance £m
Sensitivity test		
Market interest rate increase of 1%	6	4
Market interest rate decrease of 1%	(10)	(7)
Reduction in the mortality rates for annuitants of 5%	(343)	(240)
Protection claims worsening by 5%	(63)	(44)
Increase in expenses of 10%	(45)	(32)

(b) General insurance sensitivity analysis

	2005 Impact on pre-tax profit gross of reinsurance £m	2005 Impact on pre-tax profit net of reinsurance £m	2005 Impact on equity net of reinsurance £m
Sensitivity test			
Single storm event with 1 in 200 year probability	(215)	(31)	(22)
Subsidence event – worst claims ratio in last 30 years	(70)	(70)	(50)
Repeat of 1990 recession on ASU/DMI[1] accounts	(9)	(6)	(4)
5% decrease in overall claims ratio	17	16	11
5% surplus over claims liabilities	7	7	5

1. Accident, sickness and unemployment (ASU)/Domestic mortgage indemnity (DMI)

4.24 Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding NV (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

4.25 Events after the balance sheet date

On 13 March 2006 Legal & General Group Plc entered into a supplementary trust deed in respect of the £400m undated subordinated notes issued in March 2004. Under the terms of this deed, if regulations change so that the notes no longer qualify to be included in the Group's regulatory capital, the Group cannot exercise its discretion to defer interest. This has had the effect of changing the classification of the notes from equity to liability and coupon payments on the notes from distributions to interest in 2006.

4.26 Foreign exchange rates

Principal rates of exchange used for translation are:

	01.01.05-30.06.05 Average	**01.07.05-31.12.05 Average**	**2005 Year end**	01.01.04-30.06.04 Average	01.07.04-31.12.04 Average	2004 Year end
United States Dollar	**1.87**	**1.77**	**1.72**	1.82	1.84	1.92
Euro	**1.46**	**1.47**	**1.46**	1.48	1.46	1.41

Capital and Cashflow

5.1 Group capital resources

The Group's total capital resources of £7.0bn on an IFRS basis, comprise ordinary equity holders' capital (£4.3bn), subordinated debt (£0.4bn), subordinated debt designated as equity (£0.4bn) and unallocated divisible surplus (£1.9bn, including £0.3bn of Sub-fund).

In 2005, the Group established a Group Capital Committee as a sub-committee of the Group Risk and Compliance Committee. The Group Capital Committee focuses on actively managing capital resources and the Group's balance sheet.

5.2 Insurance Groups Directive surplus

The Group is required to measure and monitor its capital resources on a regulatory, as well as an IFRS, basis and to comply with the minimum capital requirements of regulators in each territory in which it operates. At a Group level, Legal & General must comply with the requirements of the Insurance Groups Directive (IGD). This is a very prudent measure of capital resources as it excludes any amount of surplus capital within a long term fund (£2.2bn for Legal & General). The table below shows the unaudited total Group capital resources, Group capital resources requirement and the surplus.

	2005 £m	2004 £m
Tier I	**6,035**	4,483
Upper tier II	**394**	394
Lower tier II	**415**	-
Deductions	**(62)**	(28)
Group capital resources	**6,782**	4,849
Group capital resources requirement	**4,352**	3,171
Insurance Groups Directive surplus	**2,430**	1,678

The surplus has increased in 2005 due primarily to two factors. Under FRS 21, final dividends are only accrued when approved by the Company in general meeting. The proposed 2005 final dividend to shareholders of £236m has therefore not been accrued for. In addition, €600m (£415m) of lower tier II capital was raised in June 2005.

A reconciliation of the Group capital resources on an IGD basis to the capital and reserves attributable to the equity holders of the company on an IFRS basis is given below.

	2005 £m
Capital and reserves attributable to equity holders on an IFRS basis	**4,651**
Qualifying lower tier II capital	**415**
UK long term fund capital resources (restricted to amount of capital resources requirement)	**4,142**
Shareholder retained capital on an IFRS basis	**(2,560)**
Other adjustments to restate from IFRS to IGD basis	**134**
Group capital resources	**6,782**

5.3 Society capital resources

(a) Analysis of Society capital on an IFRS basis

Legal & General Assurance Society Limited (Society), the Group's principal operating subsidiary, has been allocated capital of £4.5bn, reflecting the significance of this operation and the importance of ensuring financial strength to support long term growth of the business. Of this total, £1.9bn is held outside the long term fund as Society Shareholder Capital (SSC), and the remainder of £2.6bn is held within the UK long term fund as Shareholder Retained Capital (SRC). An analysis of the movement in total Society capital on the IFRS basis is provided in the table below:

	Note	2005 SSC £m	2005 SRC £m	2004 SSC £m	2004 SRC £m
SSC/SRC as at 1 January		**1,973**	**2,196**	1,953	2,214
Investment return		**250**		144	
Transfer from long term fund		**265**		248	
Dividends from subsidiaries		**105**		-	
Distribution to shareholders		**(638)**		(327)	
Tax		**(57)**		(39)	
Other		**(2)**		(6)	
SSC at end of period		**1,896**		1,973	
Investment return			**387**		209
Net capital released from non profit business	5.3(b)		**478**		95
Distribution of operating profit from non profit business			**(349)**		(324)
Tax (charge)/credit			**(148)**		19
SRC movement included in total recognised income and expense			**(4)**		(17)
SRC at end of period			**2,560**		2,196
Society capital at end of period		**1,896**	**2,560**	1,973	2,196

(b) Analysis of net capital released from non profit business

	2005 £m	2004 £m
Net capital released from non profit business comprises:		
New business:		
- Strain arising in the year, before financing arrangements	**(466)**	(373)
- *Financing arrangements*	**125**	15
Expected capital release	**499**	329
Experience variances	**274**	290
Changes to non-economic assumptions	**(35)**	(197)
Movements in non-cash items	**(67)**	10
Other	**5**	(8)
	335	66
Tax gross-up	**143**	29
	478	95

For 2005, financing arrangements comprise the financial reinsurance for new term assurance business which was finalised in the last quarter of 2005. The reinsurance contract has a beneficial impact of £125m (net of tax) on the financing of new business for regulatory purposes. Under IFRS, the impact is neutral and there is an equal and opposite impact reported through non-cash items. The financing will unwind as surplus emerges over an expected period of three years. The Group has financing arrangements on the same terms in place for term assurance new business written in 2006.

Expected capital release represents the capital and profit generated in the period from the in-force non profit business if the embedded value assumptions are borne out in practice. The experience variances are calculated with reference to embedded value assumptions, including the apportionment of investment return and tax in the EEV model. The release figure of £499m reflects the substantial growth in non profit business in recent years.

On average, the capital invested in new non profit business is repaid from product cashflows in approximately 5 years if required solvency margin is excluded, and approximately 6 years when required solvency margin is included. Both new business strain and expected capital release exclude required solvency margin, as this is not accounted for under IFRS.

5.3 Society capital resources (continued)

An analysis of the experience variances, non-economic assumption changes and non-cash items, all net of tax, is provided below:

Experience variances	**2005 £m**
Persistency	**13**
Mortality / Morbidity	**15**
Expenses	**(8)**
Bulk Purchase Annuity data loading	**78**
Investment	**121**
Allocated tax and other	**55**
	274

Experience variances of £274m comprises investment return outperformance in the non profit fund, the impact from loading data onto the new administration system for Bulk Purchase Annuity business, and favourable variances between actual and modelled allocated tax.

Changes to non-economic assumptions	**2005 £m**
Mortality / Morbidity	**33**
Expenses	**(19)**
Negative inflation	**(33)**
Other	**(16)**
	(35)

Movements in non-cash items	**2005 £m**
Deferred tax	**34**
Deferred acquisition costs	**160**
Deferred income liabilities	**(110)**
IFRS adjustment for financial reinsurance	**(125)**
Other	**(26)**
	(67)

(c) Regulatory capital surplus

Society is required to measure and monitor its capital resources on a regulatory basis. The primary requirement is for Society to maintain capital resources in excess of its capital resources requirement and the table below shows a strong regulatory surplus at the end of 2005. The figures in the table are unaudited.

	2005 Long term business £m	**2005 General Insurance £m**	2004 Long term business £m	2004 General insurance £m
Tier I	**7,944**	**55**	6,368	75
Upper tier II	**602**	**-**	602	-
Available capital resources	**8,546**	**55**	6,970	75
Capital resources requirement	**4,142**	**53**	2,960	73
Regulatory capital surplus	**4,404**	**2**	4,010	2

5.3 Society capital resources (continued)

Tier 1 resources include an implicit item relating to non profit business of £540m (2004: £755m).

Society is required to maintain a surplus in the with-profits part of the fund on a realistic basis. If the surplus on a realistic basis is lower than the surplus using Peak 1 solvency rules, then a further capital requirement is included in the capital resources requirement. *This additional capital requirement is the With-Profits Insurance Capital Component and amounts to* £1,503m in 2005 (2004: £995m) of the total capital resources requirement of £4,142m (2004: £2,960m).

The table below summarises the realistic position of the with-profits part of the fund:

	2005 £m	2004 £m
With-profits surplus	**842**	864
Risk capital margin (RCM)	**327**	643
Surplus	**515**	221

The RCM has fallen significantly, as a result of management actions taken during 2005 to reduce the with-profits part of the fund's exposure to financial risks. These actions include the provision for a charge for guarantees and improved asset matching by product and duration.

(d) Society financial strength ratings

Society continues to be one of the two highest rated European life assurers. As at March 2006, our financial strength ratings from Standard & Poor's, Moody's and A.M.Best were maintained at AA+, Aa1 and A+ respectively, all with a stable outlook.

5.4 Distributions to shareholders from the UK long term fund

The transfer to shareholders from the long term fund is limited by a formula agreed with our regulator. The formula is the aggregate of the shareholders' share of the with-profits surplus, a smoothed investment return of 7% on the embedded value of the SRC and Sub-fund and 5% on the embedded value of the non profit business.

5.5 Group cashflow statement

The table below shows the cashflows in the year relating to the Group's parent company, which Legal & General believes gives a clearer presentation of cashflows than the format prescribed by IFRS.

	2005 £m	2004 £m
Dividends received:		
UK life and pensions	**533**	327
General insurance	**105**	-
Investment management	**69**	22
Other	**2**	4
	709	353
Dividend distributions to ordinary equity holders of the company during the year	**(331)**	(321)
Distributions during the year on subordinated borrowings designated as equity	**(16)**	(12)
Proceeds from issue of equity	**1**	1
Proceeds from issue of subordinated borrowings	**397**	-
Proceeds from issue of subordinated borrowings designated as equity	**-**	394
Working capital movements	**(136)**	(17)
Net cash inflow	**624**	398

As a result of the implementation of FRS 21 'Events after the balance sheet date', an additional dividend was paid from UK life and pensions in 2005 to ensure sufficient distributable reserves were in place in Legal & General Group Plc at 31 December 2005 to pay both the 2005 final and 2006 interim dividends to shareholders.

Appendices

1 UK funds under management

	2005 £m	2004 £m
Total investments	**204,328**	162,331
Represented by		
Index tracking funds:		
- UK equities	**58,739**	49,429
- Overseas equities	**36,468**	26,301
- Fixed interest	**23,364**	20,369
- Index linked	**18,906**	14,544
- Cash/deposits	**170**	529
Total index tracking funds	**137,647**	111,172
Actively managed funds	**66,681**	51,159
	204,328	162,331
By investment approach		
Indexed equities	**95,207**	75,729
Active bonds (including index linked funds and cash)	**46,419**	35,456
Indexed bonds (including index linked funds and cash)	**42,440**	35,442
Active equities	**11,542**	8,458
Property	**8,388**	6,851
Private equity	**332**	395
	204,328	162,331
By source of business		
Institutional funds under management [1]:		
- Managed pension funds pooled	**122,116**	93,989
- Managed pension funds segregated	**8,921**	9,318
- Other	**4,069**	1,781
Total institutional funds under management	**135,106**	105,088
UK Operations (unit trusts - excluding life fund investment)	**10,378**	7,919
UK Operations (life and general insurance funds)	**58,844**	49,324
	204,328	162,331

1. Excludes institutional investments in unit trust funds.

II Capital

II a Group capital resources

As at 31 December 2005	UK with-profits business £m	UK non profit business, SRC and sub-fund £m	Overseas and PMC £m	Total life £m	Shareholders' equity and other activities £m	Total £m
Ordinary shareholders' equity outside the LTF[1]	-	-	901	901	1,398	2,299
Ordinary shareholders' equity held in the LTF	-	1,958	-	1,958	-	1,958
Capital and reserves attributable to ordinary equity holders of the company	-	1,958	901	2,859	1,398	4,257
Adjustments onto regulatory basis[2]:						
Unallocated divisible surplus	1,527	280	87	1,894	-	1,894
Other[3]	(685)	(207)	(409)	(1,301)	(27)	(1,328)
Other qualifying capital:						
Subordinated borrowings[4]	-	-	-	-	809	809
Internal loans[5]	-	602	13	615	(615)	-
Implicit item[6]	-	540	-	540	-	540
Total available capital resources	842	3,173	592	4,607	1,565	6,172
IFRS liability analysis:						
UK participating liabilities on realistic basis:						
- Options and guarantees	686	-	-	686	-	686
- Other policyholder obligations	18,653	-	-	18,653	-	18,653
Overseas participating liabilities	-	-	1,317	1,317	-	1,317
Unallocated divisible surplus	1,527	280	87	1,894	-	1,894
Value of in-force non-participating contracts	(379)	-	-	(379)	-	(379)
Participating contract liabilities	20,487	280	1,404	22,171	-	22,171
Unit linked non-participating life assurance liabilities	661	4,136	820	5,617	-	5,617
Non-linked non-participating life assurance liabilities	2,073	13,559	1,611	17,243	-	17,243
Unit linked non-participating investment contract liabilities	6,514	7,110	122,180	135,804	-	135,804
General insurance liabilities	-	-	-	-	292	292
Non-participating contract liabilities	9,248	24,805	124,611	158,664	292	158,956

1. Society shareholder capital of £1,896m (2004: £1,973m) is included within Shareholders' equity outside the Long Term Fund (LTF).
2. Figures extracted from draft regulatory returns.
3. *Shareholders' share in realistic liabilities of £690m (2004: £447m) and changes to the value of assets and liabilities on a regulated basis of £638m* (2004: £573m) are included within Other.
4. During the year the Group issued €600m of subordinated lower tier II borrowings which are treated as capital on a regulatory basis. In 2004 the Group issued £400m of subordinated upper tier II borrowings which are also treated as capital on a regulatory basis.
5. Legal & General Group Plc has subscribed for a total of £602m of perpetual subordinated loan stock issued by Society's LTF. This loan qualifies as upper tier II capital of the LTF. Legal & General Overseas Holdings Limited has subscribed for a total of €18m of perpetual subordinated loan stock issued by Legal & General Holdings (France) S.A. This loan qualifies as hybrid capital for L&G Holdings (France) S.A.
6. The implicit item recognises profits in relation to in-force business written in the non profit part of Society's LTF which are expected on a prudent assessment to emerge over the next 5 years. The maximum amount permitted is determined by the FSA.

II Capital (continued)

II b Movements in life business capital resources

	2005 UK with-profit business £m	2005 UK non profit business, SRC and sub-fund £m	2005 Overseas and PMC £m	2005 Total life business £m
At 1 January	864	2,895	557	**4,316**
Effect of investment variations	294	684	42	**1,020**
Effect of changes in non-economic assumptions	(282)	(1)	-	**(283)**
Changes in management policy	72	175	-	**247**
Changes in regulatory requirements	(121)	(215)	(6)	**(342)**
New business	(11)	(459)	(103)	**(573)**
Cash distributions	-	(219)	(39)	**(258)**
Other factors	26	313	141	**480**
At 31 December	**842**	**3,173**	**592**	**4,607**

III Reconciliations

III a Reconciliation of shareholder net worth (SNW)

	2005 UK life and pensions £m	2005 Total £m	2004 UK life and pensions £m	2004 Total £m
SNW of long term operations (IFRS basis)	**2,560**	**3,481**	2,196	2,994
Other assets (IFRS basis)	**-**	**776**	-	681
Ordinary shareholders' equity on the IFRS basis	**2,560**	**4,257**	2,196	3,675
Purchased interests in long term business	**(10)**	**(25)**	(13)	(24)
Sub-fund	**287**	**287**	245	245
Deferred acquisition costs / income liabilities	**(216)**	**(790)**	(242)	(731)
Deferred tax [1]	**(810)**	**(646)**	(480)	(358)
Other [2]	**(49)**	**(63)**	(146)	(128)
Shareholder net worth on the EEV basis	**1,762**	**3,020**	1,560	2,679
Represented by:				
SNW of long term operations (EEV basis)	**1,762**	**2,244**	1,560	1,998
Other assets (IFRS basis)	**-**	**776**	-	681

1. Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' assets were eventually distributed.
2. Other relates primarily to the different treatment of sterling reserves and other long term reserves under EEV compared with IFRS.

IV New business

IV a UK life and pensions new business APE by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Protection	46	54	54	54	51	53	65	50
Annuities	40	35	35	44	30	38	32	26
Investments								
Unit linked bonds	60	54	51	43	46	36	34	26
Pensions - Stakeholder and other non profit	39	41	41	31	25	20	19	18
With-profits	40	38	37	35	40	44	35	34
Total	225	222	218	207	192	191	185	154

IV b UK life and pensions new business annual premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Protection	46	54	54	54	51	53	65	50
Annuities	-	-	-	-	-	-	-	-
Investments								
Unit linked bonds	-	-	-	-	-	-	-	-
Pensions - Stakeholder and other non profit	26	26	26	19	18	14	15	15
With-profits	18	19	21	19	15	20	18	14
Total	90	99	101	92	84	87	98	79

IV c UK life and pensions new business single premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Protection	-	-	-	-	-	-	-	-
Annuities	401	352	348	438	300	385	316	263
Investments								
Unit linked bonds	599	544	505	434	462	360	335	261
Pensions - Stakeholder and other non profit	128	146	151	124	69	59	42	33
With-profits	217	192	161	159	249	236	174	195
Total	1,345	1,234	1,165	1,155	1,080	1,040	867	752

IV d International life and pensions new business APE by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
USA	12	11	9	10	13	14	15	12
Netherlands	7	8	6	8	5	6	5	7
France	6	8	17	5	5	6	13	4
Total	25	27	32	23	23	26	33	23

IV New Business (continued)

IV e International life and pensions new business annual premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
USA	12	11	9	10	13	14	15	12
Netherlands	3	4	3	3	3	3	3	3
France	1	3	12	1	1	2	9	1
Total	16	18	24	14	17	19	27	16

IV f International life and pensions new business single premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
USA	-	-	-	-	-	1	-	-
Netherlands	41	39	32	46	23	25	23	41
France	50	49	48	44	38	39	37	31
Total	91	88	80	90	61	65	60	72

IV g Retail investments new business APE by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
UK	67	79	94	75	34	30	76	39
France	-	1	1	-	1	-	1	-
Total	67	80	95	75	35	30	77	39

IV h Retail investments new business annual premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
UK	3	2	7	3	4	4	8	6
France	-	-	-	-	-	-	-	-
Total	3	2	7	3	4	4	8	6

IV i Retail investments new business single premiums by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
UK	642	765	874	718	295	260	684	326
France	4	11	5	5	10	4	4	4
Total	646	776	879	723	305	264	688	330

IV New Business (continued)

IV j Analysis of the distribution of UK individual life and pensions product by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Independent financial advisers	**165**	**185**	**180**	**137**	137	134	133	101
Tied	**76**	**69**	**95**	**87**	61	57	77	58
Direct	**7**	**5**	**10**	**9**	6	6	12	11
Total UK individual	**248**	**259**	**285**	**233**	204	197	222	170

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Individual life and pensions	**181**	**180**	**191**	**158**	170	167	146	131
Retail investments	**67**	**79**	**94**	**75**	34	30	76	39
Total UK individual	**248**	**259**	**285**	**233**	204	197	222	170
Group life and pensions	**44**	**42**	**27**	**49**	22	24	39	23
Total UK	**292**	**301**	**312**	**282**	226	221	261	193

IV k Institutional fund management new business by quarter

	3 months 31.12.05 £m	3 months 30.09.05 £m	3 months 30.06.05 £m	3 months 31.03.05 £m	3 months 31.12.04 £m	3 months 30.09.04 £m	3 months 30.06.04 £m	3 months 31.03.04 £m
Managed pension funds[1]								
Pooled funds	**5,129**	**2,939**	**3,396**	**3,314**	4,252	2,089	3,198	4,412
Segregated funds	**94**	**41**	**63**	**42**	85	80	101	962
Total managed funds	**5,223**	**2,980**	**3,459**	**3,356**	4,337	2,169	3,299	5,374
Other funds[2]	**1,705**	**351**	**3**	**57**	68	230	13	57
Total	**6,928**	**3,331**	**3,462**	**3,413**	4,405	2,399	3,312	5,431

1. New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd. Corporate pensions gross new business excludes £4.1bn (2004: £5.0bn) which was held through the year on a temporary basis, generally as part of a portfolio reconstruction.
2. Includes segregated property, property partnerships, ventures, alternative investments and institutional clients excluding institutional trusts.

V European Embedded Value Methodology

Basis of Preparation

The purpose of this section is to set out the detailed methodology for producing the Group's supplementary financial statements. The statements have been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum.

These supplementary financial statements have been audited by PricewaterhouseCoopers LLP and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the US, Milliman USA.

Covered Business

The Group uses EEV methodology to value Individual and Group life assurance, pensions and annuity business written in the UK, Continental Europe and the US and within our Investment management business, our UK managed pension funds company.

All other business units are accounted for on the IFRS basis adopted in the primary financial statements.

Under EEV, there is no distinction made between insurance and investment contracts in our life and pensions businesses as there is under IFRS.

Description of Methodology

The objective of EEV is to provide shareholders with more realistic information on the financial position and current performance of the Group than is provided within the primary financial statements.

The methodology requires assets of an insurance company as reported in the primary financial statements to be attributed between those supporting the covered business and the remainder. The method accounts for assets in the covered business on an EEV basis and the remainder of the Group's assets on the IFRS basis adopted in the primary financial statements.

The EEV methodology recognises as profit from the covered business the total of:

i. cash transfers during the relevant period from the covered business to the remainder of the Group's assets, as determined following a statutory valuation; and

ii. the movement in the present value of the distributable profits to shareholders arising from the covered business over the relevant reporting period.

Embedded Value

Shareholders' equity on the EEV basis comprises the embedded value of the covered business plus the balance of shareholders' equity on the IFRS basis, less the value included for purchased interests in long term business.

The embedded value is the sum of the shareholder net worth (SNW) and the value of the in-force business (VIF). SNW is defined as those amounts, held either in the UK Long Term Fund (LTF) or by other companies writing long term business, which are regarded either as required capital for the covered business or which represent free surplus within those companies.

The VIF is the present value of the distributable profits to shareholders arising from the covered business, projected using best estimate assumptions, less an appropriate deduction for the cost of holding the required level of capital and the time value of financial options and guarantees.

Service Companies

All services relating to the UK life and pensions business, including investment management services, are charged on a cost recovery basis.

New Business

New business premiums reflect income arising from the sale of new contracts during the reporting period and any changes to existing contracts, which were not anticipated at the outset of the contract.

In-force business comprises previously written single premium, regular premium and recurrent single premium contracts.

DWP rebates have not been treated as recurrent and they are included in single premium new business when received.

New business contribution arising from the new business premiums written during the reporting period has been calculated on the same economic and operating assumptions used in the embedded value at the end of the financial period. This has then been rolled forward to the end of the financial period using the risk discount rate applicable at the end of the reporting period.

V European Embedded Value Methodology (continued)

Traditionally, new business margins have been defined as new business contribution at the end of the reporting period divided by the annual premium equivalent. Under EEV a new measure, the present value of future new business premiums (PVNBP), has been calculated and expressed at the point of sale. The PVNBP is equivalent to the total single premiums plus the discounted value of regular premiums expected to be received over the term of the contracts using the same economic and operating assumptions used for the embedded value at the end of the financial period. A revised new business margin has been defined under EEV as new business contribution at the end of the reporting period divided by the PVNBP. The premium volumes and projection assumptions used to calculate the PVNBP are the same as those used to calculate new business contribution.

Projection Assumptions

Cash flow projections are determined using realistic assumptions for each component of cash flow and for each policy group. Future economic and investment return assumptions are based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used in the US, where the investments of that subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio of assets and assumes an investment return on reinvestment of surplus cash flows. The assumed discount and inflation rates are consistent with the investment return assumptions.

Detailed projection assumptions including mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favourable changes in operating experience are not anticipated until the improvement in experience has been observed.

All costs relating to the covered business, whether incurred in the covered business or elsewhere in the Group, are allocated to that business. The expense assumptions used for the cashflow projections therefore include the full cost of servicing this business.

Tax

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if surplus assets within the covered business were eventually to be distributed.

Allowance for Risk

Aggregate risks within the covered business are allowed for through the following principal mechanisms:

i. *Setting required capital levels with reference to both the Group's internal risk based capital models, and an assessment of the strength of regulatory reserves in the covered business;*

ii. Allowing explicitly for the time value of financial options and guarantees within the Group's products; and

iii. Setting risk discount rates by deriving a Group level risk margin to be applied consistently to local risk free rates.

Required Capital and Free Surplus

Regulatory capital for UK life and pensions business is provided by assets backing the with-profits business or by the SNW. The SNW comprises the Shareholder Retained Capital (SRC) and the Sub-fund.

For UK with-profits business, the required capital will be covered by the surplus within the with-profits part of the fund and no effect will be attributed to shareholders except for the burn-through cost, which is described later. This treatment is consistent with the Principles and Practices of Financial Management for this fund.

For UK non profit business, the required capital will be maintained at no less than the level of the EU minimum solvency requirement. This level together with the margins for adverse deviation in the regulatory reserves is, in aggregate, in excess of internal capital targets assessed in conjunction with the Individual Capital Adequacy (ICA) assessment.

The SRC is either required to cover EU solvency margin or is encumbered because its distribution to shareholders is restricted due to previous understandings with the FSA. It is therefore classified as required capital and not as free surplus for the purposes of EEV reporting. SRC is valued by assuming it is distributed from the LTF over a 20 year period with allowance for tax payable on distribution. For this purpose, distribution of the SRC is restricted such that there is always sufficient SRC and subordinated debt left to cover the EU solvency margin for in-force non profit business.

The initial strains relating to new non profit business, together with the related EU solvency margin, are supported by releases from existing non profit business and the SRC. As a consequence, the writing of new business defers the release of capital from the SRC to free surplus. Cost of holding required capital is defined as the difference between the value of the required capital and the present value of future releases of that capital. For new business, the cost of capital is taken as the difference in the value of that capital assuming it was available for release immediately and the present value of the future releases of that capital. As the investment return, net of tax, on that capital is less than the risk discount rate, there is a resulting cost of capital which is reflected in the value of new business.

The Sub-fund is also treated as required capital, because its distribution to shareholders is restricted by Legal & General Assurance Society's Articles of Association.

V European Embedded Value Methodology (continued)

For our UK managed pension funds business, management's capital policy has been used to set the level of required capital. The balance of net assets within the UK Managed Funds business is treated as free surplus.

For L&G America, the Company Action Level (CAL) of capital has been treated as required capital for modelling purposes. The CAL is the regulatory capital level at which the company would have to take prescribed action, such as submission of plans to the state insurance regulator, but would be able to continue operating on the existing basis. The CAL is currently twice the level of capital at which the regulator is permitted to take control of the business.

For L&G Netherlands (LGN), required capital has been set at 100% of EU minimum solvency for all products which do not have any related financial options and guarantees (FOGs). For those products with FOGs, capital of between 112.5% and 175% of the EU minimum solvency margin has been used. The level of capital has been determined using risk based capital techniques.

In France (LGF), 100% of EU minimum solvency margin has been used for EV modelling purposes for all products both with and without FOGs. The level of capital has been determined using risk based capital techniques.

The contribution from new business for our Overseas businesses reflects an appropriate allowance for the cost of holding the required capital.

Financial Options and Guarantees

In the UK, all FOGs are within the UK Life & Pensions business.

Under the EEV Principles an allowance for time value of FOGs is required where a financial option exists which is exercisable at the discretion of the policyholder. These types of option principally arise within the with-profits part of the fund and their time value is recognised within the with-profits burn-through cost described below. Additional financial options for non profit business exist only for a small amount of deferred annuity business where guaranteed early retirement and cash commutation terms apply when the policyholder chooses their actual retirement date.

Further financial guarantees exist for non profit business, in relation to index-linked annuities where capped or collared restrictions apply. Due to the nature of these restrictions and how they vary depending on the prevailing inflation conditions we have also treated these as FOGs and recognised a time value cost of FOG accordingly.

The time value of FOGs has been calculated stochastically using a large number of real world economic scenarios derived from assumptions consistent with the deterministic EEV assumptions and allowing for appropriate management actions where applicable. The management action primarily relates to the setting of bonus rates where for example future regular and terminal bonuses on participating business within the projections are set in a manner consistent with expected future returns available on assets deemed to back the policies within the stochastic scenarios.

In recognising the residual value of any projected surplus assets within the with-profits part of the fund in the deterministic projection, it is assumed that terminal bonuses are increased to exhaust all of the assets in the part of the fund over the future lifetime of the in-force with-profits policies. However, under stochastic modelling there may be some extreme economic scenarios when the total projected assets within the with-profits part of the fund are insufficient to pay all projected policyholder claims and associated costs. The average additional shareholder cost arising from this shortfall has been included in the time value cost of options and guarantees and is referred to as the with-profits burn-through cost.

The same economic scenarios have been used to assess the time value of the financial guarantees for non profit business by using the inflation rate generated in each scenario. The inflation rate used to project index-linked annuities will be constrained in certain real world scenarios, for example where negative inflation occurs but the annuity payments do not reduce below pre-existing levels. The time value cost of FOGs allows for the projected average cost of these constrained payments for the index-linked annuities and also allows for the small additional cost of the guaranteed early retirement and cash commutation terms for the minority of deferred annuity business where such guarantees have been written.

In the US, financial options and guarantees relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is based on the accumulated value of the contract including accrued interest. The crediting rates are discretionary but related to the accounting income for the amortising bond portfolio. The majority of the guaranteed minimum crediting rates are between 4% and 5%. The assets backing these contracts are invested in US dollar denominated fixed interest securities.

In the Netherlands, there are two types of guarantees which have been separately provided for: interest rate guarantees and maturity guarantees. Certain contracts provide an interest rate guarantee where there is a minimum crediting rate based on the higher of 1-year Euribor and the policy guarantee rate. In accordance with market practice, it is expected that guarantees will be financed from unrealised gains on assets. This guarantee applies on a monthly basis. Certain unit linked contracts provide a guaranteed minimum value at maturity where the maturity amount is the higher of the fund value and a guarantee amount. The fund values for both these contracts are invested in Euro denominated fixed interest securities.

In France, financial options and guarantees which have been separately provided for relate to guaranteed minimum crediting rates and surrender values on a range of contracts. The guaranteed surrender value of the contract is the accumulated value of the contract including accrued bonuses. The bonuses are based on the accounting income for the amortising bond portfolios plus income and releases from realised gains on any equity type investments. Policy liabilities equal guaranteed surrender values. Local

V European Embedded Value Methodology (continued)

statutory accounting rules require the establishment of a specific liability when the accounting income for a company is less than 125% of the guaranteed minimum credited returns; although this has never been required. In general, the guaranteed annual bonus rates are between 1.5% and 4.5%.

Risk Discount Rate

The risk discount rate (RDR) is a combination of the risk free rate and a risk margin, which reflects the residual risks inherent in the Group's covered businesses, after taking account of prudential margins in the statutory provisions, the required capital and the specific allowance for financial options and guarantees.

The risk margin has been determined based on an assessment of the Group's weighted average cost of capital (WACC). This assessment incorporates a beta for the Group, which measures the correlation of movements in the Group's share price to movements in a relevant index. Beta values therefore allow for the market's assessment of the risks inherent in the business relative to other companies in the chosen index.

The WACC is derived from the Group's cost of equity and debt, and the proportion of equity to debt in the Group's capital structure measured using market values. Each of these three parameters should be forward looking, although informed by historic information. The cost of equity is calculated as the risk free rate plus the equity risk premium for the chosen index multiplied by the company's beta. Forward-looking or adjusted betas make allowance for the observed tendency for betas to revert to 1 and therefore a weighted average of the historic beta and 1 tends to be a better estimate of the company's beta for the future period. We have computed the WACC using an arithmetical average of forward-looking betas against the FTSE 100 index.

The cost of debt used in the WACC calculations takes account of the actual locked-in rates for our senior and subordinated long term debt. For the Group's convertible debt, which matures in 2006, the probability of conversion is considered low given current market conditions. The cost of debt therefore assumes an equivalent long term market cost for this debt based on 5-year swap rates rather than the actual rate of 2.75%. All debt attracts tax relief at a rate of 30%.

Whilst the WACC approach is a relatively simple and transparent calculation to apply, subjectivity remains within a number of the assumptions. Management believe that the chosen margin, together with the levels of required capital, the inherent strength of the Group's regulatory reserves and the explicit deduction for the cost of options and guarantees, is appropriate to reflect the risks within the covered business.

A similar approach will be adopted when risk margins are reassessed in future periods.

Key assumptions are set out below:

Risk free rate:	Derived from gross redemption yields on relevant gilt portfolio
Equity risk premium	3.0% (UK only)
Property risk premium	2.0% (UK only)
Risk margin	3.0%

The risk margin has been calculated by assuming a debt ratio of 20%, a net cost of debt of 3.9% p.a. and an average beta of 1.3. In addition, the margin allows specifically for the risks covered by the time value of financial options and guarantees (deduction of 0.1%).

Analysis of Profit

Operating profit is identified at a level which reflects an assumed longer term level of investment return.

The contribution to operating profit in a period is attributed to four sources:

i. new business;

ii. the management of in-force business;

iii. development costs; and

iv. return on shareholder net worth.

Further profit contributions arise from actual investment return differing from the assumed long term investment return (investment return variances), and from the effect of economic assumption changes.

The contribution from new business represents the value recognised at the end of each period from new business written in that period, after allowing for the actual cost of acquiring the business and of establishing the required technical provisions and reserves and after making allowance for the cost of capital. New business contributions are calculated using closing assumptions.

The contribution from in-force business is calculated using opening assumptions and comprises:

V European Embedded Value Methodology (continued)

i. expected return - the discount earned from the value of business in-force at the start of the year;

ii. experience variances - the variance in the actual experience over the reporting period from that assumed in the value of business in-force as at the start of the year; and

iii. operating assumption changes - the effects of changes in future assumptions, other than changes in economic assumptions from those used in valuing the business at the start of the year. These changes are made prospectively from the end of the year.

Development costs are associated with investment in building a new enterprise or exceptional development activity over a defined period.

The contribution from shareholder net worth comprises the increase in embedded value based on assumptions at the start of the year in respect of:

i. encumbered assets within the covered business – principally the unwind of the discount rate; and

ii. residual assets - the expected investment return.

Further profit contributions arise from actual investment returns differing from the assumed long-term investment returns (investment return variances) and from the effect of economic assumption changes.

Investment return variances represent the effect of actual investment performance and changes to investment policy on shareholder net worth and in-force business from that assumed at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, beyond the control of management, including associated changes to valuation bases to the extent that they are reflected in revised assumptions.

VI Basis of preparation

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as adopted by the European Commission (EC) for use in the European Union effective for 2005 year ends. The Group's financial statements also comply with IFRS as issued by the IASB.

In June 2005 the IASB issued an amendment to International Accounting Standard (IAS) 39 "Financial Instruments: Recognition and Measurement" which restricts the use of the fair value option for both assets and liabilities unless certain conditions are met for annual periods beginning on or after 1 January 2006. The Group has early adopted this amendment in these financial statements. The Group has also elected to early adopt the amendments to IAS 19 "Employee Benefits", permitting the recognition of all actuarial gains and losses immediately in equity through the Statement of Recognised Income and Expense. The amendments to these standards have been adopted by the EC.

In accordance with IFRS 4 "Insurance Contracts", the Group continues to apply existing accounting policies to its insurance contracts and participating investment contracts, but has the option to make improvements to its policies if the changes make the financial statements more relevant to decision making needs of the users. The Group has elected to make improvements to its accounting policy for participating contracts in the UK by adopting FRS 27 "Life Assurance" issued by the UK Accounting Standards Board (ASB) in December 2004. The ASB has acknowledged the difficulty of applying the requirements of FRS 27 retrospectively and it is the Group's view that it would be impracticable to do so. Therefore only the balance sheet at 31 December 2004 has been restated for the impact of FRS 27. No restatements for FRS 27 have been made to either the IFRS opening balance sheet or the 2004 income statement.

The preparation of the financial statements includes the use of estimates and assumptions that affect items reported in the consolidated balance sheet and income statement and the disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current circumstances and future events and actions, actual results may differ from those estimates, possibly significantly.

The accounting policies have been consistently applied to all years presented, unless otherwise stated.